FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	June 30, 2009	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS AV BRIGADEIRO LUIS ANTONIO, 3142			2 - DISTRICT JARDIM PAULISTA
3 - ZIP CODE 01402-901	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3886-0421	8 - TELEPHONE 3886-3340	9 - TELEPHONE 3886-0540	10 - TELEX
11 - AREA CODE 011	12 - FAX 3884-2677	13 - FAX -	14 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG
2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTONIO, 3142			3 - DISTRICT JARDIM PAULISTA
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	2	4/1/2009	6/30/2009	1	1/1/2009	3/31/2009
09 - INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 6/30/2009	2 – PREVIOUS QUARTER 3/31/2009	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2008
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	137,847	135,569	135,522
3 - Total	237,527	235,249	235,202
Treasury Stock
4 - Common	0	0	0
5 - Preferred	370	370	0
6 - Total	370	370	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY RETAIL TRADE
6 - CONSOLIDATION TYPE Partial
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME
01	07.170.934/0001-10	DALLAS EMPREEND E PARTICIPAÇÕES LTDA
04	07.170.938/0001-07	BRUXELAS EMPREEND E PARTICIPAÇÕES LTDA
05	10.641.453/0001-50	LAKE NIASSA EMPREEND E PARTICIPAÇÕES LTDA
06	10.641.438/0001-02	MANDALA EMPREEND E PARTICIPAÇÕES S/A
07	10.641.449/0001-92	NERANO EMPREEND E PARTICIPAÇÕES LTDA

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 6/30/2009	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
1	Total Assets	11,152,300	11,029,598
1.01	Current Assets	3,887,163	3,548,159
1.01.01	Cash and Cash Equivalents	1,532,842	898,333
1.01.01.01	Cash and Banks	59,983	40,677
1.01.01.02	Financial Investments	1,472,859	857,656
1.01.02	Credits	1,165,448	1,256,155
1.01.02.01	Clients	568,577	644,342
1.01.02.02	Sundry Credits	596,871	611,813
1.01.02.02.01	Recoverable Taxes	320,734	344,188
1.01.02.02.02	Deferred Income and Social Contribution Taxes	159,160	151,196
1.01.02.02.03	Receivables Securitization Fund	0	0
1.01.02.02.04	Prepaid Expenses and Other	116,977	116,429
1.01.02.02.05	Dividends receivables	0	0
1.01.03	Inventories	1,188,873	1,393,671
1.01.04	Other	0	0
1.02	Non-current Assets	7,265,137	7,481,439
1.02.01	Long-term Receivables	1,235,274	1,433,805
1.02.01.01	Sundry Credits	670,265	826,466
1.02.01.01.01	Receivables Securitization Fund	0	93,871
1.02.01.01.02	Recoverable Taxes	126,264	153,974
1.02.01.01.03	Deferred Income and Social Contribution Taxes	362,409	396,549
1.02.01.01.04	Deposits for Judicial Appeals	167,731	167,121
1.02.01.01.05	Accounts Receivable	11,008	11,996
1.02.01.01.06	Prepaid Expenses and Other	2,853	2,955
1.02.01.01.07	Derivative Financial Instruments	0	0
1.02.01.02	Credits with Related Parties	565,009	607,339
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	503,525	546,815
1.02.01.02.03	Other Related Parties	61,484	60,524
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	6,029,863	6,047,634
1.02.02.01	Investments	1,489,758	1,481,273
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,489,753	1,481,268
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	5	5
1.02.02.02	Property and Equipment	4,108,582	4,138,608
1.02.02.03	Intangible Assets	431,523	427,753
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2	Total liabilities	11,152,300	11,029,598
2.01	Current liabilities	2,633,174	2,849,389
2.01.01	Loans and Financing	654,627	667,145
2.01.02	Debentures	25,207	6,984
2.01.03	Suppliers	1,523,592	1,741,281
2.01.04	Taxes, Fees and Contributions	87,722	64,500
2.01.05	Dividends Payable	203	61,971
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	14,146	14,247
2.01.08	Other	327,677	293,261
2.01.08.01	Payroll and Social Contributions	182,347	133,104
2.01.08.02	Public Utilities	0	0
2.01.08.03	Rentals	18,942	19,587
2.01.08.04	Advertising	0	0
2.01.08.05	Insurance	0	0
2.01.08.06	Financing due to Purchase of Assets	14,241	45,941
2.01.08.07	Other Accounts Payable	112,147	94,629
2.02	Noncurrent Liabilities	2,883,921	2,684,221
2.02.01	Long-term Liabilities	2,883,921	2,684,221
2.02.01.01	Loans and Financing	517,732	514,857
2.02.01.02	Debentures	979,543	778,079
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,386,646	1,391,285
2.02.01.06.01	Provision for Contingencies	1,206,185	1,192,796
2.02.01.06.02	Tax Installments	166,706	180,264
2.02.01.06.03	Provision for Capital Deficiency	4,642	8,585
2.02.01.06.04	Other Accounts Payable	9,113	9,640
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	5,635,205	5,495,988
2.05.01	Paid-up Capital	4,691,092	4,439,816
2.05.02	Capital Reserves	496,316	578,945
2.05.02.01	Special Goodwill Reserve	428,551	517,331
2.05.02.02	Recognized Granted Options	67,765	61,614
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
	Subsidiaries/Direct and Indirect Associated
2.05.03.02	Companies	0	0
2.05.04	Profit Reserves	221,211	477,227
2.05.04.01	Legal	146,638	146,638
2.05.04.02	Statutory	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	74,573	330,589
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	226,586	0
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
3.01	Gross Sales and/or Services	3,881,675	7,517,809	3,380,040	6,820,132
3.02	Gross Revenue Deductions	(431,511)	(887,403)	(451,438)	(985,559)
3.03	Net Sales and/or Services	3,450,164	6,630,406	2,928,602	5,834,573
3.04	Cost of Sales and/or Services Rendered	(2,536,314)	(4,886,501)	(2,132,190)	(4,261,211)
3.05	Gross Profit	913,850	1,743,905	796,412	1,573,362
3.06	Operating Income/Expenses	(740,106)	(1,443,181)	(724,127)	(1,456,868)
3.06.01	Selling	(545,420)	(1,027,115)	(467,431)	(946,363)
3.06.02	General and Administrative	(86,665)	(196,824)	(89,237)	(200,816)
3.06.03	Financial	(41,108)	(85,813)	(55,686)	(104,740)
3.06.03.01	Financial Income	52,677	114,580	53,517	107,582
3.06.03.02	Financial Expenses	(93,785)	(200,393)	(109,203)	(212,322)
3.06.04	Other Operating Income	459	107	(1,779)	(2,067)
3.06.04.01	Other Operating Income	0	0	0	0
3.06.04.02	Permanent Assets Income	459	107	(1,779)	(2,067)
3.06.05	Other Operating Expenses	(79,855)	(164,478)	(115,225)	(227,081)
3.06.05.01	Other Operating Expenses	0	0	0	0
3.06.05.02	Depreciation/Amortization	(79,855)	(164,478)	(115,225)	(227,081)
3.06.06	Equity in the earnings of subsidiaries and associated companies	12,483	30,942	5,231	24,199
3.07	Operating Result	173,744	300,724	72,285	116,494
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	173,744	300,724	72,285	116,494
3.10	Provision for Income Tax and Social Contribution	(13,253)	(16,371)	(44,899)	(44,673)
3.11	Deferred Income Tax	(26,176)	(51,990)	26,879	18,249
3.12	Statutory Profit Sharing /Contributions	(2,586)	(5,777)	(2,582)	(5,164)
3.12.01	Profit Sharing	(2,586)	(5,777)	(2,582)	(5,164)

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	131,729	226,586	51,683	84,906
	No. SHARES, EX-TREASURY (in thousands)	237,157	237,157	235,202	235,202
	EARNINGS PER SHARE (in reais)	0.55545	0.95543	0.21974	0.36099
	LOSS PER SHARE (in reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	607,287	415,787	206,437	148,015
4.01.01	Cash Generated in the Operations	310,056	556,687	209,515	429,440
4.01.01.01	Net Income (Loss) for the Year	131,728	226,586	51,682	84,906
4.01.01.02	Deferred Income Tax	26,176	51,990	(26,880)	(18,249)
4.01.01.03	Income from Written-Off Permanent Assets	(249)	1,843	1,222	1,518
4.01.01.04	Depreciation and Amortization	79,855	164,478	115,225	227,081
4.01.01.05	Interest and Monetary Variation	65,518	114,133	7,877	57,491
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(12,483)	(30,942)	(5,231)	(24,199)
4.01.01.07	Provision for Contingencies	15,606	22,569	14,454	43,266
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	(2,247)	(4,445)	1,474	2,061
4.01.01.09	Share-Based Payment	6,152	10,475	4,793	10,666
4.01.01.10	Provision for Goodwill Amortization	0	0	44,899	44,899
4.01.02	Variation on Assets and Liabilities	297,231	(140,900)	(3,078)	(281,425)
4.01.02.01	Accounts Receivable	76,753	279,189	136,154	278,629
4.01.02.02	Inventories	204,798	(60,143)	(37,145)	24,149
4.01.02.03	Recoverable Taxes	48,749	28,395	(17,652)	5,897
4.01.02.04	Other Assets	126,451	72,886	32,220	2,683
4.01.02.05	Related Parties	51,173	(23,113)	(59,827)	(30,806)
4.01.02.06	Judicial Deposits	3,246	(6,532)	(8,182)	(93,968)
4.01.02.07	Suppliers	(217,689)	(310,694)	(19,916)	(387,687)
4.01.02.08	Payroll and Charges	49,243	5,630	24,682	18,002
4.01.02.09	Taxes and Social Contributions Payable	(8,314)	(43,529)	(23,058)	(57,240)
4.01.02.10	Other Accounts Payable	(37,179)	(82,989)	(30,354)	(41,084)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(77,787)	(149,760)	(82,653)	(178,161)
4.02.01	Capital Increase in Subsidiaries	60	60	0	(17)
4.02.02	Acquisition of Fixed Assets	(69,037)	(120,504)	(82,653)	(178,144)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
4.02.03	Increase in Intangible Assets	(10,342)	(30,861)	0	0
4.02.04	Sale of Fixed Assets	1,532	1,545	0	0
4.03	Net Cash from Financing Activities	105,009	13,088	52,316	319,512
4.03.01	Capital Increase/Decrease	1,338	(9,571)	79,924	87,487
4.03.02	Funding and Refinancing	206,721	219,936	2,984	361,931
4.03.03	Payments	(33,833)	(71,132)	70,924	(18,345)
4.03.04	Interest Paid	(7,569)	(64,497)	(52,314)	(62,359)
4.03.05	Payment of Dividends	(61,648)	(1,648)	(49,202)	(49,202)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	634,509	279,115	176,100	289,366
4.05.01	Opening Balance of Cash and Cash Equivalents	898,333	1,253,727	863,798	750,532
4.05.02	Closing Balance of Cash and Cash Equivalents	1,532,842	1,532,842	1,039,898	1,039,898

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,450,725	578,945	0	371,462	94,858	0	5,495,990
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	578,945	0	371,462	94,858	0	5,495,990
5.04	Net Income/Loss for the Period	0	0	0	0	131,728	0	131,728
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	240,367	(88,780)	0	(150,251)	0	0	1,336
5.08.01	Subscribed Capital	1,336	0	0	0	0	0	0
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.09	Recording/Realization of Capital Reserves	0	6,151	0	0	0	0	6,151
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.11.01	Share Buyback Cost	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	226,586	0	226,586
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	240,367	(88,780)	0	(150,251)	0	0	1,336
5.08.01	Subscribed Capital	1,336	0	0	0	0	0	1,336
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.09	Recording/Realization of Capital Reserves	0	10,474	0	0	0	0	10,474
5.10	Treasury Shares	0	0	0	(10,898)	0	0	(10,898)
5.11	Other Capital Transactions	0	0	0	(9)	0	0	(9)
5.11.01	Share Buyback Cost	0	0	0	(9)	0	0	(9)
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
1	Total Assets	13,523,281	13,370,249
1.01	Current Assets	5,922,417	5,616,237
1.01.01	Cash and Cash Equivalents	1,725,344	1,232,219
1.01.01.01	Cash and Banks	166,826	149,124
1.01.01.02	Financial Investments	1,558,518	1,083,095
1.01.02	Credits	2,540,077	2,486,401
1.01.02.01	Clients	1,685,964	1,696,772
1.01.02.02	Sundry Credits	854,113	789,629
1.01.02.02.01	Recoverable Taxes	437,595	378,451
1.01.02.02.02	Deferred Income and Social Contribution Taxes	222,312	205,913
1.01.02.02.03	Prepaid Expenses and Other	194,206	205,265
1.01.03	Inventories	1,656,996	1,897,617
1.01.04	Other	0	0
1.02	Non-current Assets	7,600,864	7,754,012
1.02.01	Long-term Receivables	1,942,313	2,104,749
1.02.01.01	Sundry Credits	1,670,482	1,835,237
1.02.01.01.01	Recoverable Taxes	140,948	261,056
1.02.01.01.02	Deferred Income and Social Contribution Taxes	846,744	896,509
1.02.01.01.03	Deposits for Judicial Appeals	278,948	271,120
1.02.01.01.04	Accounts Receivable	382,031	370,367
1.02.01.01.05	Prepaid Expenses and Other	21,811	36,185
1.02.01.02	Credits with Related Parties	271,831	269,512
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	271,831	269,512
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	5,658,551	5,649,263
1.02.02.01	Investments	136,828	117,823
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Subsidiaries	136,823	117,818
1.02.02.01.03	Other Investments	5	5
1.02.02.02	Property and Equipment	4,817,184	4,830,723
1.02.02.03	Intangible Assets	704,539	700,717
1.02.02.04	Deferred Charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2	Total liabilities	13,523,281	13,370,249
2.01	Current liabilities	4,561,653	3,532,461
2.01.01	Loans and Financing	1,978,174	728,383
2.01.02	Debentures	25,207	6,984
2.01.03	Suppliers	1,971,236	2,215,420
2.01.04	Taxes, Fees and Contributions	107,427	84,771
2.01.05	Dividends Payable	2,660	64,429
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	13,649	13,886
2.01.08	Other	463,300	418,588
2.01.08.01	Payroll and Social Contributions	235,040	180,014
2.01.08.02	Public Utilities	0	0
2.01.08.03	Rentals	39,494	39,296
2.01.08.04	Advertising	0	0
2.01.08.05	Insurance	0	0
2.01.08.06	Financing due to Purchase of Assets	14,242	45,942
2.01.08.07	Other Accounts Payable	174,524	153,336
2.02	Non-current Liabilities	3,224,933	4,236,740
2.02.01	Long-term Liabilities	3,224,933	4,236,740
2.02.01.01	Loans and Financing	687,306	1,907,165
2.02.01.02	Debentures	979,543	778,079
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,558,084	1,551,496
2.02.01.06.01	Provisions for Contingencies	1,289,942	1,269,356
2.02.01.06.02	Tax Payment by Installments	173,295	188,085
2.02.01.06.03	Other Accounts Payable	94,847	94,055
2.03	Deferred Income	0	0
2.04	Minority Shareholders	101,490	105,060
2.05	Shareholders’ Equity	5,635,205	5,495,988
2.05.01	Paid-up Capital	4,691,092	4,439,816
2.05.02	Capital Reserve	428,551	578,945
2.05.02.01	Goodwill Special Reserve	67,765	517,331
2.05.02.02	Recognized Granted Options	0	61,614
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	In Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	221,211	477,227
2.05.04.01	Legal	146,638	146,638
2.05.04.02	Statutory	0	0

1 – CODE	2 – DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	74,573	330,589
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	226,586	0
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
3.01	Gross Sales and/or Services	5,641,347	10,932,663	4,887,960	9,878,808
3.02	Gross Revenue Deductions	(634,495)	(1,284,367)	(648,628)	(1,395,386)
3.03	Net Sales and/or Services	5,006,852	9,648,296	4,239,332	8,483,422
3.04	Cost of Sales and/or Services Rendered	(3,739,381)	(7,204,631)	(3,133,270)	(6,264,796)
3.05	Gross Profit	1,267,471	2,443,665	1,106,062	2,218,626
3.06	Operating Income/Expenses	(1,084,678)	(2,125,516)	(1,043,372)	(2,093,276)
3.06.01	Selling	(822,408)	(1,534,943)	(681,343)	(1,375,703)
3.06.02	General and Administrative	(99,943)	(251,294)	(126,382)	(270,839)
3.06.03	Financial	(61,084)	(132,273)	(88,105)	(152,199)
3.06.03.01	Financial Income	54,984	120,996	59,261	128,144
3.06.03.02	Financial Expenses	(116,068)	(253,269)	(147,366)	(280,343)
3.06.04	Other Operating Income	(420)	(787)	(1,939)	(4,979)
3.06.04.01	Other Operating Income	0	0	3,063	23
3.06.04.02	Permanent Assets Income	(420)	(787)	(5,002)	(5,002)
3.06.05	Other Operating Expenses	(104,205)	(213,515)	(146,967)	(292,147)
3.06.05.01	Other Operating Expenses	0	0	0	0
3.06.05.02	Depreciation/Amortization	(104,205)	(213,515)	(146,967)	(292,147)
3.06.06	Equity in the earnings of subsidiaries and associated companies	3,382	7,296	1,364	2,591
3.07	Operating Result	182,793	318,149	62,690	125,350
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	182,793	318,149	62,690	125,350
3.10	Provision for Income and Social Contribution Taxes	(14,814)	(21,284)	(51,886)	(59,440)
3.11	Deferred Income Tax	(36,699)	(65,491)	36,427	21,889
3.12	Statutory Profit Sharing /Contributions	(3,123)	(7,572)	(3,600)	(7,200)
3.12.01	Profit Sharing	(3,123)	(7,572)	(3,600)	(7,200)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	3,570	2,784	8,052	4,309
3.15	Income/Loss for the Period	131,727	226,586	51,683	84,908
	No. SHARES, EX-TREASURY (in thousands)	237,157	237,157	235,202	235,202
	EARNINGS PER SHARE (in reais)	0.55544	0.95543	0.21974	0.36100
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	519,094	318,321	163,767	126,864
4.01.01	Cash Generated in the Operations	398,935	747,366	187,046	531,887
4.01.01.01	Net Income (Loss) for the Year	131,728	226,586	51,682	84,906
4.01.01.02	Deferred Income Tax	36,699	65,491	(36,428)	(21,889)
4.01.01.03	Income from Written-Off Permanent Assets	(2,384)	(277)	(3,245)	(199)
4.01.01.04	Depreciation and Amortization	104,205	213,515	146,967	292,147
4.01.01.05	Interest and Monetary Variation	107,170	210,887	(41,389)	63,248
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(3,382)	(7,296)	(1,364)	(2,591)
4.01.01.07	Provision for Contingencies	20,584	30,769	26,187	61,232
4.01.01.08	Share-Based Payment	6,152	10,475	4,793	10,666
4.01.01.09	Minority Interest	(3,570)	(2,784)	(8,052)	(4,309)
4.01.01.10	Provision for Write-Offs/ Fixed Assets Losses	1,733	0	1,880	2,207
4.01.01.11	Provision for Goodwill Amortization	0	0	46,015	46,469
4.01.02	Variation in Assets and Liabilities	120,159	(429,045)	(23,279)	(405,023)
4.01.02.01	Accounts Receivable	(684)	183,552	94,676	194,741
4.01.02.02	Inventories	240,621	(86,133)	(39,621)	2,659
4.01.02.03	Recoverable Taxes	58,781	34,722	(22,172)	8,068
4.01.02.04	Other Assets	51,116	(14,315)	41,715	(15,238)
4.01.02.05	Related Parties	(3,071)	5,857	(3,351)	(2,073)
4.01.02.06	Judicial Deposits	(1,916)	(18,832)	(13,626)	(106,435)
4.01.02.07	Suppliers	(244,184)	(438,265)	(43,137)	(480,423)
4.01.02.08	Payroll and Charges	55,026	10,937	31,203	27,110
4.01.02.09	Taxes and Social Contributions Payable	(10,295)	(48,500)	(26,395)	(63,506)
4.01.02.10	Other Accounts Payable	(25,235)	(58,068)	(42,571)	30,074
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(135,302)	(232,613)	(96,610)	(214,166)
4.02.01	Capital Increase in Subsidiaries	(15,623)	(15,623)	0	0

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	3 – 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008
4.02.02	Acquisition of Fixed Assets	(110,969)	(187,383)	(96,610)	(214,156)
4.02.03	Increase in Intangible Assets	(10,477)	(31,440)	0	(10)
4.02.04	Sale of Fixed Assets	1,767	1,833	0	0
4.03	Net Cash from Financing Activities	109,334	14,025	15,179	318,467
4.03.01	Capital Increase/ Decrease	1,338	(9,571)	79,924	87,487
4.03.02	Funding and Refinancing	221,718	235,035	32,793	677,251
4.03.03	Payments	(40,939)	(79,444)	48,512	(251,182)
4.03.04	Interest Paid	(7,449)	(66,661)	(96,848)	(145,887)
4.03.05	Payments of Dividends	(65,334)	(65,334)	(49,202)	(49,202)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Reduction) in Cash and Cash Equivalents	493,126	99,733	82,336	231,165
4.05.01	Opening Balance of Cash and Cash Equivalents	1,232,219	1,625,612	1,212,961	1,064,132
4.05.02	Closing Balance of Cash and Cash Equivalents	1 ,725,345	1,725,345	1,295,297	1,295,297

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 4/1/20089 TO 6/30/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	4,450,725	578,945	0	371,462	94,858	0	5,495,990
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	578,945	0	371,462	94,858	0	5,495,990
5.04	Net Income/Loss for the Period	0	0	0	0	131,728	0	131,728
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Own Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	240,367	(88,780)	0	(150,251)	0	0	1,336
5.08.01	Subscribed Capital	1,336	0	0	0	0	0	0
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.09	Recording/Realization of Capital Reserves	0	6,151	0	0	0	0	6,151
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.11.01	Share Buyback Cost	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 6/30/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	226,586	0	226,586
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Own Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	240,367	(88,780)	0	(150,251)	0	0	1,336
5.08.01	Subscribed Capital	1,336	0	0	0	0	0	1,336
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.09	Recording/Realization of Capital Reserves	0	10,474	0	0	0	0	10,474
5.10	Treasury Shares	0	0	0	(10,898)	0	0	(10,898)
5.11	Other Capital Transactions	0	0	0	(9)	0	0	(9)
5.11.01	Share Buyback Cost	0	0	0	(9)	0	0	(9)
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,691,092	496,316	0	221,211	226,586	0	5,635,205

06.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”.

At June 30, 2009, the Company had 603 stores in operation, as follows:

	Number of stores

Company	6.30.2009	3.31.2009

Companhia Brasileira de Distribuição	420	418
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	50	50
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	95	98
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	26	25
Xantocarpa Participações Ltda. ("Xantocarpa")	6	3

	603	600

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 10 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Joint Venture with Casino

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) established Vieri Participações S.A. (“Vieri”), which became the parent company of GPA, jointly controlled by these two groups of shareholders.

1. Operations (Continued)

At the General Meeting held at December 20, 2006, the merger of Vieri into the Company was approved, which cancelled the shares issued and owned by Vieri and subsequently issued an equal number of the Company’s new common shares, all of them, non-par registered shares on behalf of Wilkes Participações S.A. “Wilkes”), sole shareholder of Vieri at the time of the merger. Wilkes was organized to operate as a holding of GPA.

d) Acquisition of Barcelona - (“Assai”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda., related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA started to operate in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

The reverse merger of Sevilha took place on March 31, 2008, with reference date on February 28, 2008. With the merger between Sevilha and Barcelona, Sé Supermercados now holds a direct interest of 60% in the total and voting capital of Barcelona.

On July 10, 2009, the Company entered into an agreement aiming at the acquisition of the remaining 40% of Barcelona’s total and voting capital (Note 25c).

e) Incorporation of Xantocarpa

On October 16, 2008, GPA started cash & carry operations in the state of Rio de Janeiro through Xantocarpa (wholly-owned subsidiary of Sendas Distribuidora), which assumed the operation of 3 stores of Sendas Distribuidora converted into Assai brand. This company’s purpose is the retail and wholesale trade of manufactured products, semi-manufactured products or “in natura” products, whether domestic or international products of any kind and type, nature or quality, as long as these are not forbidden by laws.

2. Basis of preparation and presentation of quarterly information

a) Quarterly information

This quarterly information was prepared according to the accounting practices adopted in Brazil and rules issued by Brazilian Securities and Exchange Commission (CVM), observing the accounting guidelines enacted by the Brazilian Corporation Law (Law 6,404/76) which include new provisions, amended and revoked by Law 11,638/07, Law 11,941/09 and pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC). This quarterly information was approved at the Board of Executive Officers’ meeting held at July 30, 2009.

2. Basis of preparation and presentation of quarterly information (Continued)

b) Effects of Law 11,638/07 and Law 11,638/07 adjustments

The results of the six-month period ended at June 30, 2008 were adjusted by effects of changes introduced by Law 11,638/07 and Law 11,941/09, with a view to allowing a comparison with the quarterly information related to the six-month period ended at June 30, 2009. A brief description and the amounts corresponding to the impacts on shareholders’ equity and income of parent company and consolidated referring to six-month period ended June 30, 2008:

	Parent Company		Consolidated

	Net Income	Shareholders' Equity	Net Income	Shareholders' Equity

Net income and shareholders' equity before amendments
introduced by Law 11,638/07 and Law 11,941/09	96,506	5,347,719	96,506	5,347,719

Share-based payment (i)	(10,666)	(48,520)	(10,666)	(48,520)
Financial leasing (ii)	(988)	(3,293)	3,187	(100)
Financial instruments and derivatives (iii)	(4,218)	(3,463)	(7,441)	(4,900)
Present value adjustment of qualifiable monetary assets and
liabilities (iv)	(1,449)	(5,609)	(1,819)	(7,238)
Write-off of deferred assets not reclassifiable (v)	7,329	(69,757)	4,701	(72,477)
Effects resulting from equity accounting	(1,440)	(1,656)	-	-
Minority interest, Law 11,638/07	-	-	(90)	55
Deferred income and social contribution taxes	(168)	20,530	528	21,412

Net effects resulting from full application of Law 11,638/07
and Law 11,941/09	(11,600)	(111,768)	(11,600)	(111,768)

Net income and shareholders' equity adjusted with Law
11,638/07 and Law 11,941/09	84,906	5,235,951	84,906	5,235,951

(i) The Technical Pronouncement CPC 10 – Share-Based Payment determines the companies to include the effects of share-based payments transactions on their income and balance sheet, as well as expenses related to transactions where stock options are granted to employees. As mentioned in Note 18 (f), the Company maintains a Stock Option Plan to its management and main executives.

(ii) The Technical Pronouncement CPC 06 – Leasing determines that operations which transfer risks and benefits to the lessee must be classified as property and equipment, reflecting the nature of an installment purchase. These operations are outlined in Notes 11 and 21.

(iii) The Technical Pronouncement CPC 14 – Financial Instruments - sets forth that the marketable securities, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale; and (ii) by the acquisition cost or issue value, whichever is shorter. The Company’s instruments are deemed as: (i) fair value hedge destined to offset risks of exposure to variation in fair value of item purpose of hedge and (ii) derivative financial instrument measured at fair value (Notes 13 and 14).

(iv) The Technical Pronouncement CPC 12 – Present Value Adjustment establishes that noncurrent assets and liabilities should be adjusted by their present value and current assets and liabilities when this is relevant. The Company adopted the present value adjustment of its assets and liabilities as assumption, as determined by rule, utilizing the weighted average cost of capital (“WACC”) and for the term of payment or receipt.

(v) As provided for in the Law 11,941/09, the deferred charges group was removed. The Company’s Management opted for writing-off deferred charges on transition date and then recorded expenditures incurred as of 2007 directly as expense in the net income for the year.

2. Basis of preparation and presentation of quarterly information (Continued)

Due to the removal authorized by Law 11,941/09, from the non-operating income item, the Company reclassified in the statement of income for the six-month period ended June 30, 2008 in the amounts of R$107 in the parent company and R$(787) in consolidated financial statements, to the other operating income (expenses) item, basically represented by income on property and equipment write-off.

The following accounting pronouncements were issued in 2009 by the Brazilian Committee on Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM):

CPC 16 – Inventories, approved by CVM Resolution 575 of June 5, 2009;
CPC 17 – Construction Contracts, approved by CVM Resolution 576 of June 5, 2009;
CPC 20 – Borrowing Costs, approved by CVM Resolution 577 of June 5, 2009;

The aforementioned pronouncements are applicable to the years ended as of December 2010.

3. Summary of main accounting practices

Accounting estimates to measure and recognize certain assets and liabilities are used in the preparation of quarterly financial information of the Company and its subsidiaries. The determination of these estimates took into account experiences of past and current events, presuppositions related to future events and other objective and subjective factors. Significant items subject to estimates include: the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability analysis of fixed and intangible assets; deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for contingencies; the fair value measurement of share-based compensation and of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The settlement of operations involving these estimates may result in amounts significantly different from those recorded in the quarterly information due to inaccuracies inherent to the process of their determination. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

3. Summary of main accounting practices (Continued)

a) Determination of income

Sales revenues have been stated at their gross amounts. i.e., they include taxes and discounts, stated as reducers of revenues. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized in income when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and probably the economic benefits will be generated to the benefit of the Company. Revenues are not recognized if their realization is considerably uncertain. Freights over sales are included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

b) Translation of foreign currency-denominated balances

(i) Functional and presentation currency of the quarterly information

The Company’s functional currency is the Brazilian Real, same currency of preparation and presentation of quarterly information of the parent company (individual) and consolidated. The quarterly information of each subsidiary included in the Company’s consolidation and those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency (Real) using the exchange rate effective on respective balance sheet date. Gains and losses resulting from the restatement of these assets and liabilities verified between the exchange rate effective on the date of operation and closings of periods are recognized as financial revenues or expenses in income.

c) Financial instruments

The financial instruments are only recognized as of the date on which the Company becomes party of the contractual provisions of financial instruments. When recognized, these are firstly recorded at their fair value accrued of transaction costs that are directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

(i) Financial assets

Financial assets are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in income when incurred under financial revenues or expenses.

These are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

• Investments held to maturity: non-derivative financial assets with fixed or determinate payments with scheduled maturities to which the Company has the intention and the capacity to hold them to maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. This method uses a discount rate that when applied over estimated future receivables during the expectation of financial instrument effectiveness, results in a net book value. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

• Loans (granted) and receivables: non-derivative financial assets with fixed or determinate payments but not quoted in an active market. After the initial recognition these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

Main financial assets recognized by the Company are: cash and cash equivalents, financial investments, marketable securities, unrealized gains in derivatives operations and trade accounts receivable.

(ii) Financial liabilities

These are classified among the categories mentioned below according to the nature of financial instruments contracted or issued:

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

• Financial liabilities measured at fair value through income: these include financial liabilities generally traded before maturity, liabilities designated in the initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in income when incurred.

• Financial liabilities not measured by fair value: non-derivative financial liabilities which usually are not traded before maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement and exchange variation, where applicable, are recognized in income when incurred.

Main financial liabilities recognized by the Company are: accounts payable to suppliers, unrealized losses in derivatives operations, loans, financing and debentures.

• Market value: the market value of financial instruments actively traded on organized markets is determined based on the market quotes, on the balance sheet closing date, or based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.

These techniques include the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

• Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and (iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature.

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

• fair value hedge: the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value of item purpose of hedge should be classified. The items purpose of hedge and related derivative financial instruments are recorded against proper revenue or expense account in the net income for the period.

d) Cash and cash equivalents

These include cash, positive balances in checking account, marketable securities redeemable within 90 days of balance sheets dates, as per Company’s policy and with insignificant change in their market value. Marketable securities included in cash and cash equivalents are classified into the “financial assets at fair value through income” category. The opening of these marketable securities by counterparty is stated in Note 4.

e) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 10 (d)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (b) and Note 8).

Accounts receivable from commercial agreements result from bonuses and discounts from suppliers, which are established by agreements and mainly calculated over purchase volume, marketing initiatives, freight cost reimbursement, etc.

f) Inventories

Inventories are basically stated at the average cost or market value, whichever is shorter. Warehousing and handling costs are appropriated according to inventory turnover and the portion not absorbed is stated at the inventories value.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency.

3. Summary of main accounting practices (Continued)

g) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

h) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

Until December 31, 2009, the Company will revaluate the estimates of economic-useful life of its property and equipment, used when determining their depreciation and amortization rates. Eventual changes in the estimate of economic-useful life of assets, deriving from this revaluation, if relevant, will be treated as change in accounting estimates to be recognized on a prospective basis as of January 1, 2009.

i) Leasing

Financial leasing agreements are recognized in property and equipment and liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, whichever is shorter, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates on recognized liabilities of loans and financing are appropriated to income according to the duration of the agreement by the effective interest rate method.

3. Summary of main accounting practices (Continued)

Capitalized assets are depreciated by their useful life in the event of express intention of acquiring the asset at the end of the agreement, or, by the lower between the duration of the agreement and useful life of asset in cases where intention is not express. Operating leasing agreements are recognized as expense on a systematic basis which represents the period in which the benefit over leased asset is obtained, even if these payments do not occur on this basis.

j) Intangible assets

Goodwill generated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 it is no longer being amortized and should only be submitted to an annual test for impairment analysis.

Intangible assets with defined useful life are amortized according to their estimated economic useful life and when impairment signs are identified, these are submitted to impairment test. Intangible assets with indeterminate useful life are not amortized, but are submitted to annual test for impairment analysis.

k) Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to evaluating events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for deterioration by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l) Other assets and liabilities

A liability is recognized in the balance sheet when a Company has a legal liability or it is established as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated to the benefit of the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months. Otherwise, these are stated as noncurrent.

3. Summary of main accounting practices (Continued)

m) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial revenue and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL assets are recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors. The Company does not have governmental subsidies or assistance.

n) Share-based payment

Main executives and managers of the Company receive share-based payment as part of their compensation to be settled with shares. Costs of these transactions are firstly recognized in income during the period over which services were received against a capital reserve and measured by their fair value, when the compensation programs are granted.

o) Present value adjustment of assets and liabilities

Long-term monetary assets and liabilities are adjusted by their present value, and for short term, when the effect is considered relevant in relation to the quarterly information taken as a whole. The present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and in certain cases, implied interest rates of respective assets and liabilities.

3. Summary of main accounting practices (Continued)

Thus, embedded interest rates on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them in conformity with the accrual basis of accounting. Subsequently, these interest rates are reallocated under financial revenues and expenses to income by utilizing the effective interest rate method in relation to the contractual cash flows.

Implied interest rates are determined based on assumptions and considered as accounting estimates.

p) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

q) Statements of cash flows and statements of added value

The statements of cash flows are prepared and are reported pursuant to CVM Deliberation 547 of August 13, 2008 which approved the technical pronouncement CPC 03 – Statements of Cash Flows, issued by the Brazilian Committee on Accounting Pronouncements (CPC). The statements of added value are prepared and reported pursuant to CVM Deliberation 557 of November 12, 2008 which approved the technical pronouncement CPC 09 – Statement of Added Value, issued by CPC.

r) Consolidated quarterly information

The consolidated quarterly information are prepared in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247, and include the quarterly information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa.

3. Summary of main accounting practices (Continued)

The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

	Interest in investees - %						At June 30, 2009

Investor Companies	Novasoc	Sé	Sendas Distribuidora	PAFIDC	P.A. Publicidade	Barcelona	CBD Holland	CBD Panamá	Xantocarpa	Vedra	Bellamar	Vancouver

Direct
CBD	10.00	93.10	14.86	9.16	99.99	-	100.00	-	-	100.00	100.00	100.00
Indirect
Novasoc	-	6.90	-	0.71	-	-	-	-	-	-	-	-
Sé	-	-	42.57	0.36	-	60.00	-	-	-	-	-	-
Holland	-	-	-	-	-	-	-	100.00	-	-	-	-
Sendas	-	-	-	-	-	-	-	-	99.99	-	-	-

	Interest in investees - %					At March 31, 2009

Investor Companies	Novasoc	Sé	Sendas Distribuidora	PAFIDC	P.A. Publicidade	Barcelona	CBD Holland	CBD Panamá	Xantocarpa

Direct
CBD	10.00	93.10	14.86	8.82	99.99	-	100.00	-	-
Indirect
Novasoc	-	6.90	-	0.69	-	-	-	-	-
Sé	-	-	42.57	0.34	-	60.00	-	-	-
Holland	-	-	-	-	-	-	-	100.00	-
Sendas	-	-	-	-	-	-	-	-	99.99

Although the Company’s interest in Novasoc represents 10% of its quotas, Novasoc is included in the consolidated quarterly information as the Company effectively has control over a 99.98% beneficial interest in Novasoc, guaranteed by shareholders’ agreement who do not have effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment related to the investor company’s interest in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies are eliminated in the consolidated quarterly information.

Pursuant to CVM Ruling 408 of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s quarterly information, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

3. Summary of main accounting practices (Continued)

Since prevailing decisions related to the operational management of FIC are Itaú’s responsibility, CVM, through official memorandum CVM/SNC/006/09 authorized FIC to be included in the consolidated quarterly information of Itaú. Thus, the Company valued its investment in Miravalles by the equity accounting method. The quarterly information of Miravalles is reviewed by other independent auditors.

4. Marketable Securities

The marketable securities at June 30, 2009 and March 31, 2009 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d), except for Receivables Securitization Fund, which is classified in investment held to maturity.

	Parent Company			Consolidated

	CDI*	6.30.2009	3.31.2009	CDI*	6.30.2009	3.31.2009

Current
Financial investments
ABN AMRO	103.4%	208,402	208,560	103.4%	210,972	224,878
Bradesco	102.0%	348,354	240,076	102.0%	375,488	281,104
Banco do Brasil	101.4%	400,468	299,723	101.4%	402,468	308,807
Itaú	102.1%	223,779	27,489	101.2%	374,866	166,260
Unibanco	102.1%	12,610	78,226	102.1%	12,610	95,826
Votorantim	103.1%	3	-	103.1%	3
Other	101.0%	178,945	3,582	101.0%	182,111	6,220

		1,372,561	857,656		1,558,518	1,083,095

Receivables Securization Fund (Note 8)		100,298	-		-

Total Current		1,472,859	857,656		1,558,518	1,083,095

Non-current
Receivables Securization Fund		-	93,871		-	-

Total Non-Current		-	93,871		-	-

Overall total		1,472,859	951,527		1,558,518	1,083,095

(*) Weighted average rate

Investments in PAFIDC subordinated quotas of the receivables securitization fund from June 30, 2009 started to be reclassified into the “Current” item, as these investments mature at May 26, 2010.

5. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Current
Resulting from sales through:
Credit card companies	192,171	188,191	321,851	272,906
Sales vouchers and others	70,995	50,317	80,766	61,530
Credit sales with post-dated checks	3,478	4,675	9,631	11,146
Accounts receivables from subsidiaries	117,979	111,738	-	-
Allowance for doubtful accounts	(6,601)	(5,530)	(10,477)	(8,558)
Resulting from commercial agreements	190,555	294,951	244,587	343,238

	568,577	644,342	646,358	680,262

Accounts receivable - PAFIDC	-	-	1,039,606	1,016,510

			1,039,606	1,016,510

	568,577	644,342	1,685,964	1,696,772

Accounts receivable - Paes Mendonça	-	-	371,023	370,367

	-		371,023	370,367

Credit card sales are receivable in cash from the credit card companies, except for electronic devices, which are received in up to 12 installments.

The balance of subsidiaries accounts receivable refers to the Company’s sale of goods, made at cost, for the supply of its stores.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables, with PAFIDC. The volume of operations stood at R$2,227 thousand for the quarter June 30, 2009 (R$2,189 thousand at March 31, 2009), in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables in the quarter amounted to R$31,343 (R$31,183 at June 30, 2008), recognized as financial expenses in income for the quarters ended at June 30, 2009 and 2008, respectively. As mentioned in Note 19, accumulated securitization costs up to June 30, 2009 amounted to R$64,125 (R$62,892 at June 30, 2008). Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at June 30, 2009 and March 31, 2009 were R$1,039,606 and R$1,016,339, respectively, net of allowance for losses.

5. Trade Accounts Receivable

c) Accounts receivable – Paes Mendonça

The accounts receivable balance of Paes Mendonça relates to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 10 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark. At June 30, 2009, the Company deducted R$93,887 from commercial agreements receivables with Banco do Brasil S.A., paying a CDI rate of 115,1% per month.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Resulting from:
Credit Sales with post-dated checks	(359)	(361)	(507)	(504)
Corporate sales	(1,094)	(1,664)	(3,889)	(4,105)
Other accounts receivable	(5,148)	(3,505)	(6,081)	(3,949)

	(6,601)	(5,530)	(10,477)	(8,558)

6. Inventories

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Stores	784,635	869,805	1,201,240	1,290,875
Warehouses	404,238	523,866	455,756	606,742

	1,188,873	1,393,671	1,656,996	1,897,617

7. Recoverable taxes

The balances of taxes recoverable refer basically to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated

	6.30.09	3.31.09	6.30.09	3.31.09

Current
Taxes on sales	195,129	221,197	297,630	235,402
Income tax and others	125,807	123,193	140,167	143,251
Present value adjustments	(202)	(202)	(202)	(202)

	320,734	344,188	437,595	378,451

Non-current
Taxes on sales	73,262	99,200	86,108	203,832
ICMS and others	54,442	55,309	56,696	57,759
Present value adjustments	(1,440)	(535)	(1,856)	(535)

	126,264	153,974	140,948	261,056

Total recoverable taxes	446,998	498,162	578,543	639,507

8. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment system and post-dated checks. This fund is estimated to be effective until May 26, 2010.

The capital structure of the fund, at June 30, 2009, is composed of 10,256 senior quotas, held by third parties in the amount of R$983,183, which represent 89.77% of the fund’s equity (90.15% at March 31, 2009) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$112,033, which represent 10.23% of the fund’s equity (9.85% at March 31, 2009).

The net assets of PAFIDC are summarized as follows:

	6.30.2009	3.31.2009

Assets
Cash and cash equivalents	73,773	60,795
Accounts receivable	1,039,606	1,016,339
Other amounts	3,922	-

Total assets	1,117,301	1,077,134

Liabilities
Accounts payable	22,085	13,080
Shareholders’ equity	1,095,216	1,064,054

Total liabilities	1,117,301	1,077,134

The subordinated quotas were attributed to the Company and are recorded in the current assets as participation in the securitization fund, the balance of which at June 30, 2009 was R$100,298 (R$93,871 at March 31, 2009).

The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

8. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The compensation of senior quotas is shown below:

		6.30.2009		3.31.2009

Quotaholders	Amount	CDI Rate	Redeemable balance	CDI Rate	Redeemable balance

Senior A	5,826	105%	664,687	105%	648,473
Senior B	4,300	105%	159,328	105%	155,442
Senior C	130	105%	159,168	105%	155,285

			983,183		959,200

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, non-retroactive and the transfer is definitive.

9. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at regular market prices, terms and conditions.

a) Sales and Purchases of Goods

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Clients:
Novasoc Comercial	25,054	25,715	-	-
Sé Supermercados	60,692	52,171	-	-
Sendas Distribuidora	32,233	33,852	-	-

	117,979	111,738	-	-

Suppliers:
Novasoc Comercial	827	664	-	-
Sé Supermercados	2,553	1,185	-	-
Sendas Distribuidora	4,491	8,231	-	-
Barcelona	-	12	-	-
Grupo Assai	-	-	7,890	8,656

	7,871	10,092	7,890	8,656

9. Balances and Transactions with Related Parties (Continued)

a) Sales and Purchases of Goods (Continued)

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	Parent Company		Consolidated

	Period ended		Period ended

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Sales:
Novasoc Comercial	126,868	108,764	-	-
Sé Supermercados	340,292	305,918	-	-
Sendas Distribuidora	107,188	109,451	-	-

	574,348	524,133	-	-

Purchases:
Novasoc Comercial	1,281	3,104	-	-
Sé Supermercados	6,386	6,723	-	-
Sendas Distribuidora	11,665	9,099	-	-
Grupo Assai			88,824	132,367

	19,332	18,926	88,824	132,367

b) Other operations

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Assets
Novasoc Comercial	818	2,017	-	-
Sé Supermercados	198,416	194,401	-	-
Casino	1,023	3,571	1,023	3,571
FIC	23,492	17,935	26,165	20,320
Pão de Açucar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	296,988	344,706	-	-
Xantocarpa	1,050	1,050	-	-
Barcelona	6,231	4,641	-	-
Other	17,996	20,023	25,648	26,626

	565,009	607,339	271,831	269,512

Liabilities
Fundo Península	9,819	10,285	10,111	10,592
Grupo Assai	-	-	1,195	1,034
Other	4,327	3,962	2,343	2,260

	14,146	14,247	13,649	13,886

	Parent Company		Parent Company

	Period ended		Period ended

	6.30.2009	6.30.2008	6.30.2009	6.30.2008

Result
Novasoc Comercial	3,330	3,474	-	-
Sé Supermercados	8,208	6,647	-	-
Sendas Distribuidora	25,122	23,476	-	-
Casino	(3,298)	(2,544)	(3,298)	(2,544)
Fundo Península	(61,819)	(57,399)	(64,017)	(59,434)
Grupo Diniz	(6,445)	(5,456)	(6,948)	(5,909)
Sendas S.A.	-	-	(17,619)	(15,679)
Grupo Assai	-	-	(2,026)	(1,151)
Galeazzi e Associados	(1,848)	-	(2,310)	(9,462)
Other	(7,603)	(7,347)	(7,602)	(7,347)

	(44,352)	(39,149)	(103,820)	(101,526)

Novasoc, Sé Supermercados and Sendas Distribuidora: amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

9. Balances and Transactions with Related Parties (Continued)

Casino: 1) Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2.7 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Extraordinary General Meeting held at August 16, 2005.

At June 30, 2009, the amount of R$1,023 receivable is represented by R$(387) payable related to the Technical Assistance Agreement and R$1,410 receivable from French expatriate employees expenses.

Península Fund: 60 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona.

Diniz Group: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase operations with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai shareholders to Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora) and in the Northeast (Companhia Brasileira de Distribuição).

10. Investments

a) Information on investments at June 30, 2009 and March 31, 2009

	Quarter ended 3.31.2009

	Shares/ quotas held	Interest in capital stock - %	Capital stock	Shareholders’ equity (capital deficiency)	Net income/ loss for the period

Novasoc	1,000	10.00	10	(8,585)	357
Sé	1,444,656,368	100.00	1,444,656	1,559,777	18,977
Sendas Distribuidora	607,083,796	57.43	835,677	(20,525)	1,485
Miravalles	127,519	50.00	221,363	232,856	9,124
Pa Publicidade	99,999	99.99	100	1,773	102
Barcelona	9,006,000	60.00	15,010	127,594	384
CBD Panamá	1,500	100.00	4	374	114
CBD Holland B.V.	180	100.00	-	218	-
Xantocarpa	799	99.99	1	(4,523)	(3,549)

	Quarter ended 6.30.2009

	Shares/ quotas held	Interest in capital stock - %	Capital Stock	Shareholders’ equity (capital deficiency)	Net income/ loss for the period

Novasoc	1,000	10.00	10	(4,642)	3,943
Sé	1,444,656,368	100.00	1,444,656	1,571,520	11,743
Sendas Distribuidora	607,083,796	57.43	835,677	(39,718)	(19,144)
Miravalles	144,715	50.00	252,609	270,879	1,290
Pa Publicidade	99,999	99.99	100	1,943	170
Barcelona	9,006,000	60.00	15,010	139,043	11,449
CBD Panamá	1,500	100.00	4	591	216
CBD Holland B.V.	180	100.00	-	218	-
Xantocarpa	799	99.99	1	(8,342)	(3,819)
Vedra	9,000	100.00	10	(9)	(19)
Bellamar	9,990	100.00	10	10	-
Vancouver	9,990	100.00	10	10	-

b) Breakdown of investments

	Parent Company						Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Other	Total	Total

Balances at December 31, 2008	-	1,434,484	1,670	26,442	578	1,463,174	113,909
Write-offs/other					(4)	(4)
Equity accounting	356	17,668	102	221	112	18,459	3,914
Transfer to capital deficiency	(356)					(356)	-

Balances at March 31, 2009	-	1,452,152	1,772	26,663	686	1,481,273	117,823

	Parent Company						Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Other	Total	Total

Balances at March 31, 2009	-	1,452,152	1,772	26,663	686	1,481,273	117,823
Write-offs/other					(87)	(87)
Additions					30	30	15,623
Equity accounting	3,942	10,933	171	(2,845)	283	12,484	3,382
Transfer to capital deficiency	(3,942)					(3,942)

Balances at June 30, 2009	-	1,463,085	1,943	23,818	912	1,489,758	136,828

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. The operating lease annual rental payments amounted to R$3,283 in the period ended June 30, 2009 (R$2,443 at June 30, 2008), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

10. Investments (Continued)

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At June 30, 2009, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$4,643 (R$8,585 at March 31, 2009), under “Provision for investment losses” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) Sendas Distribuidora – At October 16, 2008, GPA started the cash and carry operations in the state of Rio de Janeiro with Assai brand through Xantocarpa.

(iv) Barcelona – At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under conditions based on sales multiples and EBITDA, or the price paid per share for the 60% restated original amounts.

The Company did not record this option, since it is classified into the exception provided for in paragraph 2 (g) of CPC 14. Management will monitor the development of CPC 15 and the second phase of financial instruments during 2009. At July 8, 2009, the parties signed heads of agreement in which they assumed the purchase and sale commitment of remaining 40% interest of Barcelona by the Company (Note 25).

10. Investments (Continued)

c) Investment agreement – Company and Sendas

At January 5, 2007, Sendas S.A exercised the put option held on its 42.57% interest in Sendas Distribuidora, according to the clause 6.9.1 of the shareholders’ agreement of Sendas Distribuidora. Parties have not reached an agreement yet on the terms of effective put option or the condition of payment and related amounts.

d) Investment agreement – the Company and Itaú

Miravalles, set up in July 2004, which owns the exploitation rights of the Company’s financial activities, with capital subscribed and paid-up by the Company and Itaú at the ratio of 50% creates Financeira Itaú S.A. (“FIC”), a company which operates in structuring and commercialization of financial products exclusively to GPA’s customers.

The agreement initially executed upon “FIC” organization was amended on December 22, 2005, modifying the terms related to the compliance with performance targets, firstly established between the Company, Itaú and FIC, without any connection between the fulfillment of targets and the overdraft account; fines were established for the non-compliance with said targets.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

In the period ended June 30, 2009, total investments and equity pickup of said investee represent 1.0% and 2.5%, respectively, in relation to the total assets and net income recorded in the Company’s consolidated quarterly information (0.9% and 4.8% on March 31, 2009, respectively).

11. Property and Equipment

			Parent Company

	Annual depreciation rates%		6.30.2009			3.31.2009

	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	808,408	-	808,408	808,408
Buildings	3.33	3.33	2,316,399	(539,382)	1,777,017	1,794,407
Improvements	(*)	6.67	1,518,608	(692,023)	826,585	844,464
Equipment	10.0 to 33.0	12.73	915,569	(624,154)	291,415	303,579
Installations	20.0 to 25.0	20.0	394,661	(319,423)	75,238	78,688
Furniture and fixtures	10.0	10.0	359,378	(228,755)	130,623	137,258
Vehicles	20.0	20.0	20,731	(8,957)	11,774	12,084
Construction in progress	-	-	39,139	-	39,139	94,886
Other	10.0	10.0	86,661	(459)	86,202	2,233

			6,459,554	(2,413,153)	4,046,401	4,076,007

Leasing

Hardware	10.0	10.0	37,365	(194)	37,171	37,365
Buildings	5.0 to 20.0	5.0 to 20.0	34,317	(9,307)	25,010	25,236

Total			71,682	(9,501)	62,181	62,601

TOTAL			6,531,236	(2,422,654)	4,108,582	4,138,608

Average quarterly/ annual depreciation rate - %			-	-	5.33	5.33

(*)Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

			Consolidated

	Annual depreciation rates %		6.30.2009			3.31.2009

	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	850,084	-	850,084	850,084
Buildings	3.33	3.33	2,419,554	(571,768)	1,847,786	1,865,855
Improvements	(*)	6.7	2,123,195	(980,283)	1,142,912	1,168,584
Equipment	10.0 to 33.0	12.7	1,197,857	(787,905)	409,952	422,399
Installations	20.0 to 25.0	20.0	491,760	(387,682)	104,078	106,868
Furniture and fixtures	10.0	10.0	502,327	(309,845)	192,482	200,285
Vehicles	20.0	20.0	22,863	(9,435)	13,428	13,757
Construction in progress	-	-	63,339	-	63,339	104,467
Other	10.0	10.0	87,122	(472)	86,648	2,425

			7,758,101	(3,047,390)	4,710,709	4,734,724

Financial leasing

Machinery and equipment	10.0 to 33.0	10.0	17,412	(1,007)	16,405	13,126
Hardware and software	10.0	10.0	39,691	(799)	38,892	39,252
Installations	20.0 to 25.0	10.0	16,443	(2,706)	13,737	6,177
Furniture and fixtures	10.0	10.0	5,513	(942)	4,571	4,130
Vehicles	20.0	20.0	2,741	(1,190)	1,551	1,693
Buildings	5.0 to 20.0	5.0 to 20.0	43,272	(11,953)	31,319	31,621

Total			125,072	(18,597)	106,475	95,999

TOTAL			7,883,173	(3,065,987)	4,817,184	4,830,723

Average quarterly/ annual depreciation rate - %					5.72	5.72

(*) Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

11. Property and Equipment (Continued)

a) Additions to property and equipment

	Parent Company		Consolidated

	Period ended in		Period ended in

	2009	2008	2009	2008

Additions (i)	47,585	91,341	69,615	112,340
Financial leasing	3,882	4,150	6,799	5,206
Capitalized interest (ii)	2,360	5,905	2,938	6,206

Total at March 31	53,827	101,396	79,352	123,752

Additions (i)	69,037	82,654	98,787	96,611
Financial leasing			12,183
Capitalized interest (ii)	2,280	8,178	2,878	8,566

Total at June 30	125,144	192,228	193,200	228,929

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

12. Intangible Assets

	Parent Company	Consolidated

	Balance at 6/30/2009	Balance at 3/31/2009	Additions	Transfer	Write-off	Amortization	Balance at 3/31/2009

Software (20% p.a.)	124,179	121,227	10,476	(108)	-	(6,546)	125,049
Goodwill	307,344	579,490	-	-	-	-	579,490

Total	431,523	700,717	10,476	(108)	-	(6,546)	704,539

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability – were transferred to intangible assets and were amortized until December 31, 2008 over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

Goodwill balances have been no longer amortized on an accounting basis since January 1, 2009.

The recoverability test of the Company’s intangible assets carried out at December 31, 2008 did not require the recognition of losses, since the estimated usage value exceeds its net book value on the valuation date. At June 30, 2009, the Company’s Management did not identify material changes in assumptions and data used in the assessment made in the previous quarter-end.

13. Loans and financing

i) Breakdown of debt

		Parent Company		Consolidated

	Note	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Debentures	13d	27,242	7,535	27,242	7,535
Swap agreements	13a	448	293	448	293
Funding cost		(2,483)	(844)	(2,483)	(844)

		25,207	6,984	25,207	6,984

Domestic currency
BNDES	13b	63,100	78,062	63,100	78,062
Working capital	13a	400,130	391,417	451,726	441,871
PAFIDC quotas	8	-	-	983,183	-
Financial leasing	21	32,833	27,246	46,004	37,446
Funding cost		(1,980)	(2,809)	(3,556)	(5,304)

		494,083	493,916	1,540,457	552,075

Foreign currency
BNDES	13b	5,112	8,730	5,112	8,730
Working capital	13a	164,384	196,198	334,369	198,795
Swap agreement	13a	(8,769)	(31,517)	98,802	(30,652)
Funding cost		(183)	(182)	(566)	(565)

		160,544	173,229	437,717	176,308

Total current		679,834	674,129	2,003,381	735,367

		Parent Company		Consolidated

	Note	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Debentures
Debentures	13d	980,549	779,650	980,549	779,650
Funding cost		(1,006)	(1,571)	(1,006)	(1,571)

		979,543	778,079	979,543	778,079

Domestic currency
BNDES	13b	91,044	100,402	91,044	100,402
Working capital	13a	-	-	-	-
PAFIDC quotas	8	-	-	-	959,200
Leasing	21	49,389	52,849	73,855	70,805
Funding cost		(144)	(162)	(144)	(162)

		140,289	153,089	164,755	1,130,245

Foreign currency
BNDES	13b	-	-	-
Working capital	13a	391,491	454,864	549,630	841,770
Swap agreements	13a	(13,881)	(92,883)	(26,553)	(64,183)
Funding cost		(167)	(213)	(526)	(667)

		377,443	361,768	522,551	776,920

Total non-current		1,497,275	1,292,936	1,666,849	2,685,244

Funding costs are mainly established by intermediation commission and IOF “tax on financial operations”, pursuant to CPC 08.

(ii) Noncurrent maturity

Year	Parent Company	Consolidated

from 13 to 24 months	34,814	58,814
from 25 to 48 months	877,015	932,111
from 49 to 60 months	294,135	375,446
over 60 months	292,628	302,154

Subtotal	1,498,592	1,668,525

Funding cost	(1,317)	(1,676)

Total	1,497,275	1,666,849

13. Loans and financing (Continued)

a) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

		Parent Company			Consolidated

		Rate*	6.30.2009	3.31.2009	Rate*	6.30.2009	3.31.2009

Debt
Domestic currency
Banco do Brasil	CDI	93.6%	400,130	391,417	95.2%	451,726	441,871

			400,130	391,417		451,726	441,871

Foreign currency
ABN AMRO	YEN	1.69%	127,106	143,347	5.54%	414,166	481,843
Santander	USD	5.75%	428,769	507,715	6.17%	469,833	558,722

			555,875	651,062		883,999	1,040,565

Swap agreement
ABN AMRO	CDI	101.8%	-	(28,985)	104.2%	71,326	(15,072)
Santander	CDI	101.0%	(28,453)	(102,425)	103.2%	(4,880)	(86,773)
Votorantim	CDI	100.0%	1,235	1,468	100.0%	1,235	1,468
Pactual	CDI	100.0%	4,568	5,542	100.0%	4,568	5,542

			(22,650)	(124,400)		72,249	(94,835)

Overall total			933,355	918,079		1,407,974	1,387,601

*Weighted average rate

The Company uses swap operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian reais pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swaps operations.

CDI annual benchmark rate at June 30, 2009 stood at 12.32% (12.72% at March 31, 2009).

b) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed.

13. Loans and financing (Continued)

The parent company offered pledges as a joint and several liable party for settlement of the agreements.

In the event the TJLP exceeds 6% per annum, the surplus is added to the principal. In the period ended at June 30, 2009 R$156 were added to the principal (R$113 at March 31, 2009).

			Parent Company and Consolidated

Annual financial charges	Grace period in months	Number of monthly installments	Maturity	6.30.2009	3.31.2009

Currency basket +
4.125%	14	60	Jan/2010	5,112	8,731
TJLP + 4.125%	12	60	Nov/2009	23,536	37,634
TLJP+ 1.0%	12	60	Nov/2009	1,421	2,273
TLJP+ 3.2%	6	60	Nov/2012	112,880	121,066
TLJP+ 2.70%	6	60	Nov/2012	16,307	17,490

				159,256	187,194

c) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified its PAFIDC quotas, given their characteristics into the item “Loans and financing” (Note 8).

d) Debentures

(i) Breakdown of outstanding debentures

	Type	Outstanding securities	Annual financial charges	Unit price	6.30.2009	3.31.2009

6th issuance - 1st series	No preference	54,000	CDI + 0.5%	10,097	558,868	545,219
6th issuance - 2nd series	No preference	23,965	CDI + 0.5%	10,097	248,024	241,966
6th issuance -1st and 2nd series	Interest swap		104.96% of CDI		448	293

7th issuance -1st series	No preference	200,000	119% of CDI	1,004,493	200,899	-

Funding Cost					(3,489)	(2,415)

Parent Company/Consolidated – short and long-term					1,004,750	785,063

Non-current liabilities					979,543	778,079

Current liabilities					25,207	6,984

13. Loans and financing (Continued)

(ii) Debenture operation

	Number of debentures	Value

At December 31, 2008	77,965	814,729

Paid interest and swap	-	(52,788)
Interest net of payment and swap	-	23,122

At March 31, 2009	77,965	785,063

Paid interest and swap
Interest net of payment and swap		19,687
7th issuance of debentures	200,000	200,000

At June 30, 2009	277,965	1,004,750

(iii) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures.The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013.

13. Loans and financing (Continued)

The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a net debt/EBITDA ratio (Note 23), lower or equal to 3.25.

Seventh issue – at June 15, 2009, shareholders approved the issue and the restrict offering of 200 non-convertible debentures, in the total amount of R$200,000. Debentures will be entitled to 119% CDI remuneration, payable on the maturity date at June 5, 2011 and not subject to early redemption.

The Company complies with debt covenants provided for in the seventh issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivables) lower than the balance of shareholders’ equity; (ii) maintenance of a net debt/EBITDA ratio (Note 23) lower or equal to 3.25.

In addition, there are debt covenants related to funds raised by means of restricted offer to be exclusively used by the issuer to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives within a term not exceeding 5 months as of the issue date to be sold at the issuer’s establishments.

14. Financial instruments

GPA maintains financial instruments operations with a view to contributing with its capacity of investments in order to sustain its growth strategy. Operations with derivatives have exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks to maintain the balanced capital structure.

Parent company’s financial instruments and consolidated have been reported pursuant to CVM Deliberation 566 of December 17, 2008, which approved the Technical Pronouncement CPC 14 and CVM Ruling 475 of December 17, 2008.

Main financial instruments and their amounts recorded in the quarterly information by category are as follows:

14. Financial instruments (Continued)

	Parent Company

	Book Value		Fair Value

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Cash and cash equivalents	1,532,842	898,333	1,532,842	898,333
Accounts receivable and PAFIDC	579,585	750,209	579,585	750,209
Related parties	550,863	593,092	550,863	593,092
Suppliers	(1,523,592)	(1,741,281)	(1,523,592)	(1,741,281)
Loans and Financing (*)	(1,172,359)	(1,182,002)	(1,173,113)	(1,180,105)
Debentures	(1,004,750)	(785,063)	(980,059)	(745,408)

Net exposure	(1,037,411)	(1,466,712)	(1,013,474)	(1,425,160)

	Consolidated

	Book Value		Fair Value

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Cash and cash equivalents	1,725,345	1,232,219	1,725,345	1,232,219
Accounts receivable and PAFIDC	2,067,995	2,067,139	2,067,994	2,067,310
Related parties	258,182	255,626	258,182	255,626
Suppliers	(1,971,236)	(2,215,420)	(1,971,236)	(2,215,420)
Loans and Financing (*)	(2,665,480)	(2,635,548)	(2,666,083)	(2,633,605)
Debentures	(1,004,750)	(785,063)	(980,059)	(745,408)

Net exposure	(1,589,944)	(2,081,047)	(1,565,857)	(2,039,278)

(*) Loans and derivative financial instruments classified as fair value hedge are recorded by fair value.

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries.

(i) Credit risk

  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings, which are frequently restated (Note 4).

  Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, nearly 0.37% of sales in the quarter ended June 30, 2009 (1% of sales at June 30, 2008).

  Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries are subject to market risks increase, due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

14. Financial instruments (Continued)

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which increase the liabilities balances of foreign currency-denominated loans, therefore, the Company and its subsidiaries contract derivative financial operations so that to be hedged against exchange variation deriving from foreign currency-denominated loans. Swap agreements were the instruments used.

(iv) Derivative financial instruments

The Company designates part of swap agreements as fair value hedge of a portion of foreign currency-denominated debts (U.S. dollar and Japanese yen) to domestic interest rates (CDI). These agreements amounted to a benchmark value of R$741,703, at June 30, 2009 (R$ 743,805 at March 31, 2009). The contracting of these instruments is made within same terms of financing agreement and preferably with the same financial institution and within the limits approved by Management.

Other swap agreements are substantially related to debentures and BNDES loans, swapping percentage of variable domestic interest rates plus fixed interest rates with variable interest rates (CDI). These instruments were classified as “measured at fair value to income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as “regret” clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than the hedge of debts.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of this hedge at the beginning and on a continued basis (at least, quarterly) and hedges contracted at June 30, 2009 showed effectiveness in relation to the debts, purpose of this hedge. Provided that these derivative agreements are qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

14. Financial instruments (Continued)

(iv) Derivative financial instruments

		Consolidated

		Reference Value (notional)		Fair value

Fair value hedge		6.30.2009	3.31.2009	6.30.2009	3.31.2009

Purpose of hedge (debt)		(750,889)	(750,889)	(883,907)	(1,040,565)

Asset Position

USD + Pre	5.92% p.a. (5.93% p.a. at 12.31.2008)	633,472	635,574	756,667	897,127
YEN + Pre	1.69% p.a. (1.69% p.a. at 12.31.2008)	108,231	108,231	127,106	143,347

		741,703	743,805	883,773	1,040,474
Liability Position

% CDI	102.35% p.a.	(741,703)	(743,805)	(950,219)	(938,630)

		Consolidated

Measured at fair value through income		Reference Value (notional)		Fair value

		6.30.2009	3.31.2009	6.30.2009	3.31.2009

Asset Position

CDI + Pre	100% of CDI + 0.5% p.a.	779,650	779,650	816,161	797,175
USD + Pre	100% of CDI – 4.61% p.a.	6,430	10,281	4,375	7,539

		786,080	789,931	820,536	804,714
Liability Position

% CDI		(786,080)	(789,931)	(826,788)	(812,016)

Gains and losses, realized and unrealized, on these agreements are recorded in the net financial income and the balance receivable or payable in the fair value of R$(72,697) is recorded in “loans and financing” (R$ 94,542 at March 31, 2009).

The effects of fair value hedge to the net income for the period stood at R$(167,195) and R$(12,203) at June 30, 2009 and June 30, 2008, respectively.

Other instruments marked at fair value showed effects of R$4,693 and R$2,123 on net income at June 30, 2009 and June 30, 2008, respectively.

(v) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, using the curves of BM&F Bovespa and carrying them at present value, using CDI market rates to swaps published by BM&F Bovespa.

14. Financial instruments (Continued)

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the balance sheet date and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed- positions the straight line convention of 360 consecutive days was adopted and to determinate the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by financial instruments, to which the entity is exposed on each period closing date, including all derivative financial instruments.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on risk variables until the maturity date of financial instruments.

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a sensitivity analysis chart , so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned, as shown below:

14. Financial instruments (Continued)

(ii) Fair value hedge (on maturity dates)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(847,218)	(1,059,022)	(1,270,826)
Swap (long position in USD)	USD increase	849,398	1,061,748	1,274,097

	net effect	2,180	2,726	3,271

Debt - YEN	YEN increase	(146,495)	(183,119)	(219,743)
Swap (long position in YEN)	YEN increase	146,495	183,119	219,743

	net effect	-	-	-

Swap (short position in CDI)	CDI increase	(1,118,053)	(1,156,867)	(1,196,559)

Net effect			(38,268)	(77,415)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II at R$38,268 and of scenario III at R$77,415 in relation to scenario I, which the Company considers as the most probable scenario.

(ii) Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in USD)	USD decrease	4,575	3,502	2,381
Swap (short position in CDI)	CDI increase	(10,319)	(10,380)	(10,442)

	net effect	(5,744)	(6,878)	(8,061)

Swap (long position in CDI+pre)	CDI increase	1.019.283	1,068,203	1,116,561
Swap (short position in CDI)	CDI increase	(1,018,636)	(1,069,989)	(1,120,779)

	net effect	647	(1,786)	(4,218)

Total net effect		(5,097)	(8,664)	(12,279)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as its related debts (hedged elements) and other Company’s financial instruments.

15. Taxes and social contribution payable

The amounts payable were as follows:

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Current
PIS and COFINS payable and other	19,353	7,752	30,485	16,434
Provision for income and social contribution taxes	15,869	4,689	21,409	14,058

	35,222	12,441	51,894	30,492

Taxes paid by installments
INSS	40,463	39,472	40,463	39,472
CPMF	8,781	9,403	11,616	11,427
Other	3,256	3,184	3,454	3,380

	52,500	52,059	55,533	54,279

Total Current	87,722	64,500	107,427	84,771

Non-current
Taxes paid by installments
INSS	119,119	128,284	119,119	128,283
CPMF	26,343	30,559	31,709	37,139
Other	21,244	21,421	22,467	22,663

Total Non-Current	166,706	180,264	173,295	188,085

Total	254,428	244,764	280,722	272,856

Tax payment by installments includes the following amounts:

(i) INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii) Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

16. Provision for contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

16. Provision for contingencies (Continued)

	Parent Company

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at March 31, 2009	1,048,513	30,079	-	114,204	1,192,796
Additions	1,900	-	8,825	4,881	15,606
Reversal/Payment	-	-	(10,083)	(322)	(10,405)
Monetary restatement	14,711	492	1,488	1,106	17,797
Judicial Deposits	(7,433)	-	(230)	(1,946)	(9,609)

Balance at June 30, 2009	1,057,691	30,571	-	117,923	1,206,185

	Consolidated

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at March 31, 2009	1,117,144	32,326	4	119,882	1,269,356
Additions	4,955	-	9,756	5,873	20,584
Reversal/Payment	-	-	(11,023)	(322)	(11,345)
Monetary restatement	15,766	562	1,535	3,082	20,945
Judicial Deposits	(7,433)	(5)	(154)	(2,006)	(9,598)

Balance at June 30, 2009	1,130,432	32,883	118	126,509	1,289,942

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 12.32% at June 30, 2009 (12.72% at March 31, 2009), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

The Company and its subsidiaries discuss the constitutionality of the change in the basis of taxation of the Social Integration Tax (PIS) and the increase in the rate and basis of calculation of the Social Security Tax (COFINS) (Law 9,718/99). The provision includes unpaid amounts, monetarily restated, at June 30, 2009, amounting to R$1,077,338 (R$1,063,110 at March 31, 2009) resulting from the lawsuits awaiting decision of the Higher Courts, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, as well as the appropriation of credits not accepted by laws. The provision recorded in the balance sheet at June 30, 2009 in the amount of R$186,984(R$180,490 at March 31, 2009) includes the unpaid installment,

16. Provision for contingencies (Continued)

monetarily restated. There are guarantees for these discussions in order to ensure the suspension of liabilities, judicial deposit amounting to R$133,890.

The contingencies amount related to Cofins and PIS, net of judicial deposit is R$1,130,432.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked pursuant to CVM regulation. These are: IPI on codfish imports, for which it already has a deposit, notice regarding differences in the indices used (“Summer Plan”), IRRF and INSS notices, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ). The amount recorded at June 30, 2009 in accounting books for such issues is R$34,913 (R$34,365 at March 31, 2009), and a judicial deposit of R$2,030 (R$2,040 at March 31, 2009 and June 5, 2009). The contingencies amount for OTHER, net of Judicial Deposit is R$32,833.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2009, the Company recorded a provision of R$50,237 (R$53,830 at March 31, 2009) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels at June 30, 2009 are R$24,271 (R$15,396 at March 31, 2009). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.53% accumulated in the year ended June 30, 2009) plus 1% monthly interest. The contingencies amount for Labor, net of Judicial Deposit is R$118 (R$4 in 2008).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

16. Provision for contingencies (Continued)

Among these lawsuits, we point out the following:

  The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. At June 30, 2009, the amount accrued is R$56,887 (R$55,767 at March 31, 2009) and the Company made a R$9,544 (R$9,522 at March 31, 2009) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

  The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the Superior Court. At June 30, 2009, the accrued amount is R$47,583 (R$45,773 at March 31, 2009), and judicial deposit in the amount of R$48,813 (R$46,862 at March 31, 2009).

  The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. Currently, Superior Courts’ decision is pending and the amount of the provision at June 30, 2009 is R$37,179 (R$36,577 at March 31, 2009). There is no judicial deposit for such proceeding.

  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At June 30, 2009, the accrual amount for these lawsuits is R$17,541 (R$15,944 at March 31, 2009), for which there are no judicial deposits. The total of contingencies civil and other at June 30, 2009 is R$126,510, net of judicial deposits.

16. Provision for Contingencies (Continued)

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at June 30, 2009, as follows:

  INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$108,858 (R$108,473 at March 31, 2009). The proceedings are under administrative and court discussion. Out of this amount R$95,850 are guaranteed by real properties or bank guarantee.

  IRPJ, IRRF and CSLL – The Company was served several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$276,185 (R$195,240 at March 31, 2009).

  COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$654,540 (R$500,276 at March 31, 2009) and await administrative decision.

  ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, return of goods to its stores, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the state of São Paulo, among others, not relevant. The total amount of these assessments is R$1,266,928 (R$1,198,375 at March 31, 2009), which await a final decision in the administrative and court levels.

  ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$39,602 (R$34,751 at March 31, 2009) and await administrative and court decisions.

16. Provision for contingencies (Continued)

d) Possible losses (continued)

  Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$89,149 (R$86,651 at March 31, 2009).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to Company’s liability contingencies, since they are classified as remote/possible, not subject to provision.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Letter of Guarantee	Total

Tax	621,763	888	459,070	1,081,721
Labor	5,604	3,663	80,767	90,034
Civil and other	-	1,257	40,577	41,834

Total	627,367	5,808	580,414	1,213,589

17. Income and Social Contribution Taxes

a) Income and social contribution taxes expense reconciliation

	Parent Company		Consolidated

	6.30.2009	6.30.2008	6.30.2009	6.30.2008

Earnings before income tax	300,724	116,494	318,149	125,350

Profit sharing	(5,777)	(5,164)	(7,572)	(7,200)

Earnings before income tax	294,947	111,330	310,577	118,150

Income tax at nominal rate	(73,737)	(27,833)	(93,173)	(35,445)

Income tax incentive	-	-	-	143
Equity accounting and provision for
Capital deficiency of subsidiary	7,736	6,050	2,189	777
Other permanent differences (undeductible) and social contribution tax, net	(2,360)	(4,641)	4,209	(3,026)

Effective income tax	(68,361)	(26,424)	(86,775)	(37,551)

Income tax for the year
Current	(16,371)	226	(21,284)	(12,971)
On amortized goodwill (b(ii))	(51,548)	(44,899)	(54,072)	(46,469)
Deferred	(442)	18,249	(11,419)	21,889

Deferred income and social contribution taxes expenses	(68,361)	(26,424)	(86,775)	(37,551)

Effective rate	23.2%	23.7%	27.9%	31.8%

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

i) At June 30, 2009, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$521,569 (R$547,745 at March 31, 2009) in the Parent Company and R$1,069,056 (R$1,102,422 at March 31, 2009) in Consolidated.

	Parent Company		Consolidated

	6.30.2009	3.31.2009	6.30.2009	3.31.2009

Deferred income tax
Tax losses (i)	6,421	12,245	385,749	399,696
Provision for contingencies	63,395	62,033	89,199	85,955
Provision for hedge levied on a cash basis	16,063	14,727	41,994	40,808
Allowance for doubtful accounts	2,300	2,032	3,472	2,847
Goodwill	34,242	32,611	80,824	72,790
Income tax under effects of Law 11,638/07	17,040	17,774	15,791	18,045
Deferred income tax on unamortized goodwill	(8,308)	(2,453)	(20,322)	(8,007)
Income tax on goodwill Vieri - Casino (ii)	362,647	388,422	362,647	388,422
Income tax on goodwill Sevilha – Assai (ii)	-	-	61,793	63,083
Provision for goodwill reduction	-	-	117,516	117,516
Other	27,769	20,354	36,589	27,463

Deferred income and social contribution tax assets	521,569	547,745	1,175,252	1,208,618

Provision for deferred income tax realization		-	(106,196)	(106,196)

Total deferred income tax assets	521,569	547,745	1,069,056	1,102,422

Current Assets	159,160	151,196	222,312	205,913
Long-term assets	362,409	396,549	846,744	896,509

Deferred income and social contribution tax assets	521,569	547,745	1,069,056	1,102,422

(i) Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri. The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to Article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99. In order to enable a better presentation of the quarterly information, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806

17. Income and Social Contribution Taxes (Continued)

were classified as deferred IRPJ. The net tax benefit at June 30, 2009 totaled R$362,647(R$388,422 at March 31, 2009).

At March 31, 2008, the Extraordinary General Meeting approved the reverse merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the special goodwill reserve was created as a result of this merger. At June 30, 2009, the remaining net goodwill recorded by Barcelona amounted to R$61,793.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

	6.30.2009	6.30.2009

Up to12 months	159,160	222,312
From 13 to 24 months	104,828	136,178
From 25 to 48 months	112,704	151,570
From 49 to 60 months	63,252	111,827
Over 60 months	81,625	447,169

	521,569	1,069,056

18. Shareholders’ equity

a) Capital stock

Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. The subscribed and paid-up capital is comprised at June 30, 2009 of R$237,527 (235,249 at March 31, 2009) in thousands of registered shares with no par value, of which 99,680 (ditto at March 31, 2009) in thousands of common shares and 137,847 (135,569 at March 31, 2009) in thousands of preferred shares.

18. Shareholders’ equity (Continued)

Capital stock breaking down and amount of shares:

		Amount of shares - thousand

	Capital Stock	Preferred	Common

At December 31, 2008	4,450,725	135,569	99,680
Capitalization of reserves	135,226		-
Goodwill special reserve	17,756		-
Profit	15,025		-
Share private subscription	71,024	2,198	-
Stock option plan
Series VII			-
Series VIII			-
Series IX			-
Series A1 Silver	118	5	-
Series A1 Gold			-
Series A2 Silver	1,218	45	-
Series A2 Gold	-	30	-

At June 30, 2009	4,691,092	137,847	99,680

The increase of capital stock with subscribed and paid-up shares of the Stock Option Plan was approved at the Board of Directors’ Meeting held on April 1, 2009, as follows:

Meeting	Series	Number (thousand)	Unit Price	Total

4/1/2009	Series A1 Silver	5	24.63	118
4/1/2009	Series A2 Silver	45	26.93	1,218
4/1/2009	Series A2 Gold	30	0.01	-

		80		1,336

Treasury Shares

At January 16, 2009, the Board of Directors approved the Company’s buyback program for its preferred shares, including those traded as American Depositary Receipts – ADR’s, effective for 90 days as of January 19, inclusive, establishing a limit of 3,000,000 preferred shares for buyback. At June 30, 2009, the program amounted to 369,600 repurchased preferred shares.

18. Shareholders’ equity (Continued)

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. The Company’s Bylaws set forth that, to the extent funds are available, preferred shares are entitled to a minimum dividend in the amount of R$0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which may include the interest on shareholders’ equity, net of taxes.

c) Capital reserve – Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 17 b(ii), against the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholder, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged from Vieri amounted to R$517,294, which will be used in the capital increase, upon the realization of reserve.

d) Recognized granted options

With the enactment of Law 11,638/07 the account “granted options” was created to recognize payments made to managers as compensation pursuant to CPC 10.

18. Shareholders’ equity (Continued)

e) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

f) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to the Management. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of lot of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

where:

Q = Amount of shares to be encumbered by restraint on alienation.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

18. Shareholders’ equity (Continued)

The option price from the date of concession to the date of its exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

New preferred stock option plan

The Extraordinary General Meeting, held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to the Management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with discount of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

18. Shareholders’ equity (Continued)

(i) Information on the stock option plans is summarized below:

				Price		Lot of shares

Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at March 31, 2009

Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	25.09	1,000	(459)	(298)	(243)	-
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	33.13	862	(216)	(437)	-	209
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.23	989	(180)	(537)	-	272
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	39.25	901	-	(364)	-	537
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(312)	(94)	-	716
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,749)	(243)	3,144

Balance at June 30, 2009

Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	32.75	862	(216)	(441)	-	205
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(180)	(542)	-	267

Series X	6/7/2006	6/7/2009	6/7/2011	33.00	38.85	901	-	(372)	-	529
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(317)	(97)	-	708
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(310)	(6)	-	532
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(343)	(7)	-	600
Series A3 – Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	-	-	-	693
Series A3 – Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	-	-	-	668

						7,357	(1,481)	(1,471)	-	4,405

Series exercised

Series granted	Grating date	Data of exercise	Amount exercised	Exercise price	Total	Market price

At 30 June, 2009
Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.40
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.31
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.12
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.54
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	37.47
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.58
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.12
Series VIII	4/30/2004	5/27/2008	0	31.16	9	37.43
Series VIII	4/30/2004	6/10/2008	2	31.61	49	37.47
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	37.47
Series IX	5/15/2005	9/11/2008	0	30.10	6	34.34
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	-	37.12
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	-	28.54
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	-	33.24
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	-	34.83

18. Shareholders’ equity (Continued)

Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	37.43
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.12
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.54
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.24
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.83
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	37.43
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	37.47
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	44	36.97
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	79	34.34
Series A1 Silver	4/13/2007	4/1/2009	5	24.63	118	31.98
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.83
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	37.43
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	-	37.47
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	-	36.97
Series A2 Gold	3/3/2008	11/9/2008	7	0.01	-	34.34
Series A2 Gold	3/3/2008	4/1/2009	30	0.01	-	31.98
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.83
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,238	37.43
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	37.47
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	378	36.97
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	204	34.34
Series A2 Silver	3/3/2008	4/1/2009	45	26.93	1,218	31.98

			1,940		39,031

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At June 30, 2009, the Company preferred share price on BOVESPA was R$38.00 for each share.

At June 30, 2009, there are 369,600 treasury preferred shares which may be used as spread to the options granted of the Plan.

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	6.30.2009	3.31.2009

Number of shares	237,526	235,249
Balance of granted series in effect	4,405	3,144

Maximum percentage of dilution	1.82%	1.32%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.04% at June 30, 2009 (ditto at March 31, 2009), expectation of volatility of nearly 38.36% at June 30, 2009 (ditto at March 31, 2009), non-risk

18. Shareholders’ equity (Continued)

weighted average interest rate of 10.77% at March 31, 2009 (ditto at December 31, 2008). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years, for series A2, 5 years and for series A3, 3 years.

Period ended at March 31, 2009	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,158	20.79
Cancelled during the period	(14)	28.27

Outstanding at the end of the period	3,144	20.75

Period ended at June 30, 2009	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,144	20.75
Granted during the period	1,361	13.99
Cancelled during the period	(20)	28.55
Exercised during the period	(80)	0.02

Outstanding at the end of the period	4,405	18.70

Technical Pronouncement CPC 10 – Share-based payment determines that the effects of share-based payment transactions are reflected in income and in the entity’s balance sheet. The amounts recorded in income of Parent Company and Consolidated at June 30, 2009 were R$10,475 and at June 30, 2008 were R$10,666.

19. Management Compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the periods ended at June 30, 2009 and 2008, are as follows:

	Parent Company		Consolidated

	6.30.2009	6.30.2008	6.30.2009	6.30.2008

Amounts recorded in income	19,734	14,068	21,181	15,569

Out of this total, it is worth mentioning that the portion equivalent to 23.2% of 2009 amount and the portion equivalent to 22.9% of 2008 amount in the parent company and 21.7% and 20.7% in the consolidated, respectively, refer to the stock option plan.

20. Net Financial Income

	Period ended at

	Parent Company		Consolidated

	6.30.2009	6.30.2008	6.30.2009	6.30.2008

Financial Expenses
Financial Charges - BNDES	(8,758)	(14,717)	(8,758)	(14,717)
Financial Charges - Debentures	(44,488)	(43,974)	(44,488)	(43,974)
Interest on loan	(32,820)	(24,489)	(44,436)	(35,692)
Swap operations	(11,667)	(14,054)	(24,604)	(39,205)
Mark-to-market of financial instruments	9,730	(4,218)	16,578	(7,441)
Capitalized interest	4,639	14,083	5,817	14,772
Receivables securitization	(54,237)	(51,764)	(64,125)	(62,892)
Financial charges on contingencies and taxes	(52,508)	(53,411)	(67,438)	(63,125)
Interest on financial leasing	(3,866)	(4,067)	(6,822)	(6,461)
C.P.M.F. and bank services	(6,409)	(9,283)	(13,227)	(14,275)
Interest on loan	(301)	(3,193)	(94)	(876)
Present value adjustment	-	(230)	-	(230)
Other financial expenses	292	(3,005)	(1,672)	(6,227)

Total financial expenses	(200,393)	(212,322)	(253,269)	(280,343)

Financial revenues
Interest on cash and cash equivalents	47,528	44,623	59,090	50,391
Subordinated quotas - PAFIDC	12,919	16,801	14,430	18,767
Financial discounts obtained	22,056	19,350	25,591	22,944
Financial charges on taxes and judicial deposits	10,566	10,455	16,937	13,685
Interest on installment sales	2,073	10,019	2,677	14,491
Interest on loan	18,234	911	-	1,584
Present value adjustment	(538)	(1,219)	(682)	(1,589)
Other financial revenues	1,742	6,642	2,953	7,871

Total financial revenues	114,580	107,582	120,996	128,144

Net financial income	(85,813)	(104,740)	(132,273)	(152,199)

21. Insurance coverage

Coverage at June 30, 2009 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Coverage amount

Property and equipment and inventories	Named risks	6,138,118
Profit	Loss of profits	1,465,051

The Company also holds specific policies covering civil and management liability risks in the amount of R$150,990.

22. Leasing operations

a) Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement should be recognized as expenses on a straight-line basis during the term of leasing. The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	Parent Company	Consolidated

	6.30.09	6.30.09

Gross liabilities from operating leasing – minimum lease payment

Less than 1 year	155,200	191,487

Over 1 year and less than 5 years	987,850	1,279,440

Over 5 years	1,760,028	2,167,486

	2,903,078	3,638,413

22. Leasing Operations (Continued)

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by clause, varying between 0.5% and 2.5% over sales.

	Parent Company	Consolidated

	6.30.09	6.30.09

Contingent payments recognized as expense during the year	123,029	158,768

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements for the period ended June 30, 2009 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action; the agreements have periodic adjustment clauses according to inflation indexes.

b) Financial lease liabilities

Leasing agreements classified as financial leasing amount to R$199,946 at June 30, 2009 (R$191,643 at June 30, 2008) for the Parent Company and for the Consolidated, R$257,143 at June 30, 2009 (R$239,533 at June 30, 2008), according to the chart below:

21. Leasing Operations (Continued)

	Parent Company	Consolidated

	6.30.09	6.30.09

Gross liabilities from financial leasing – minimum lease payments

Less than 1 year	32,833	46,005

Over than 1 year and less than 5 years	18,601	34,295

Over 5 years	30,788	39,559

Present value of financial lease agreements	82,222	119,859

Future financial charges on financial leasing	117,724	137,283

Gross value of financial lease agreements	199,946	257,142

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by agreement, varying between 0.5% and 2.5% over sales.

	Parent Company	Consolidated

	6.30.09	6.30.09

Contingent payments recognized as expenses during the year	1,630	2,521

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements in the period ended at June 30, 2009 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action.

The Company has several leasing agreements which cannot be cancelled with purchase option clause by residual value with payment included in the monthly amortization, with depreciation rates varying between 5% and 20%, or by the amortization term of the agreement in the event of reasonable doubt about the exercise of option at the end of the agreement. The measurement of values is in line with CPC 06.

23. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at June 30, 2009, amounted to R$927, employees’ contributions amounted to R$1,484 with 831 participants.

24. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Parent Company		Consolidated

	6.30.2009	6.30.2008	6.30.2009	6.30.2008

Operating income	300,724	116,494	318,149	125,350

(+) Net financial expenses	85,813	104,740	132,273	152,199
(+) Equity accounting	(30,942)	(16,475)	(7,296)	(2,591)
(+) Depreciation and amortization	164,478	227,081	213,515	292,147
(+) Other operating income	(107)	2,067	787	4,979

EBITDA	519,966	433,907	657,428	572,084

Net revenue from sales	6,630,406	5,834,573	9,648,296	8,483,422
% EBITDA	7.8%	7.4%	6.8%	6.7%

25. Statement of value added

	Period ended at

	Parent Company				Consolidated

	6.30.2009%		6.30.2008%		6.30.2009%		6.30.2008%

Revenues
Sale of goods	7,517,808		6,820,132		10,932,663		9,878,808
Allowance for doubtful accounts losses	(7,211)		(9,036)		(9,238)		(13,016)
Non-operating	32,016		20,323		41,066		26,820

	7,542,613		6,831,419		10,964,491		9,892,612
Input acquired from third parties	(5,542,693)		(4,991,863)		(8,029,644)		(7,203,085)
Cost of goods sold, materials, energy, outsourced services and other	(557,978)		(496,651)		(806,076)		(721,227)

	(6,100,671)		(5,488,514)		(8,835,720)		(7,924,312)

Gross value added	1,441,943		1,342,905		2,128,771		1,968,300

Retentions
Depreciation and amortization	(162,604)		(231,466)		(213,514)		(297,860)

Net value added produced by the entity	1,279,339		1,111,439		1,915,257		1,670,440

Received in transfer
Equity accounting	30,942		24,199		7,296		2,591
Minority interest	-		-		2,784		4,309
Financial revenues	114,580		107,582		120,996		128,144

	145,522		131,781		131,076		135,044

Total value added to distribute	1,424,861	100.0%	1,243,220	100.0%	2,046,333	100.0%	1,805,484	100.0%

Distribution of value added
Employees	560,487	39.3%	541,247	43.5%	781,941	38.2%	730,218	58.7%
Payroll	383,776	26.9%	387,622	31.2%	546,798	26.7%	531,260	42.7%
Profit sharing	5,777	0.4%	5,194	0.4%	7,571	0.4%	7,230	0.6%
Benefits	137,256	9.6%	114,160	9.2%	182,516	8.9%	149,106	12.0%
FGTS	33,678	2.4%	34,271	2.8%	45,056	2.2%	42,622	3.4%
Taxes, fees and contributions	299,307	21.0%	276,703	22.3%	558,664	27.3%	497,977	40.1%

Federal	159,747		111,558		283,566		201,008
State	106,666		135,985		213,407		247,154
Municipal	32,894		29,160		61,691		49,815
Creditors	338,481	23.8%	340,364	27.4%	479,142	23.4%	492,383	39.6%

Interest	198,735	13.9%	212,322	17.1%	246,633	12.1%	280,343	22.5%
Rentals	139,746	9.8%	128,042	10.3%	232,509	11.4%	212,040	17.1%
Dividends	-	-	-	-	-	-	-	-

Profit retention	226,586	15.9%	84,906	6.8%	226,586	11.1%	84,906	6.8%

Total value added distributed	1,424,861		1,243,220		2,046,333		1,805,484

26. Subsequent Events

a) Acquisition of Globex Utilidades S.A.

The shareholders’ general meeting held on July 6, 2009 approved the acquisition, as per the Share Purchase Agreement entered into on June 7, 2009, subject-matter of the Material Fact published on June 8, 2009 (the “Agreement”), by Mandala Empreendimentos e Participações S.A. (“Mandala”), Company’s subsidiary of 86,962,965 non-par registered common shares, representing 70.2421% of total and voting capital stock of Globex Utilidades S.A. (“Globex”) held by Globex’s controlling shareholders, at the price of R$9.4813 per share, in the total amount of R$824,521, R$373,436 paid in cash and R$451,085 paid by installments, in the 4th anniversary of the effective date of acquisition of shares referred to in this item and effective transfer to Mandala (the “Operation”).

Globex’s shareholders may subscribe Class B preferred shares, issued in the capital stock increase approved at the extraordinary general meeting held on July 6, 2009. Should the Class B preferred shares be subscribed by Globex’s shareholders, as provided for in the Agreement, for the purposes of payment of subscribed shares, the Company will exclusively accept the credits held against Mandala. Likewise, Globex’s minority shareholders expressing their intention of adhering to the Agreement may subscribe the Class B preferred shares. In the assumption the Class B preferred shares are subscribed, Globex’s shareholders will be granted an additional credit, corresponding to 10% of the installment amount related to the acquisition price, which shall be exclusively used to fully pay Class B preferred shares.

b) Extraordinary General Meeting held on July 6, 2009

The Company’s shareholders approved on July 6, 2009 at the extraordinary general meeting the following:

(i) the acquisition of 86,962,965 non-par, registered common shares, representing 70.2421% of the total and voting Globex’s capital stock, pursuant to item (a) above;

(ii) the change in the current name of preferred shares issued by the Company to Class A preferred shares, without modifying their rights;

(iii) the Company creates its Class B non-voting preferred shares which will ensure its titleholders the right to (a) a fixed annual dividend, in the amount of R$0.01 per share and (b) priority in the reimbursement in the event the Company is liquidated. Class B preferred shares cannot be traded, sold, assigned, disposed of or transferred, directly or indirectly, under any form, whether on stock exchange or by means of private operations;

26. Subsequent Events (Continued)

(iv) Company’s capital stock increase in the amount of R$664,361, by means of exclusive issue of Class B preferred shares, in the amount of 16,609,046 Class B preferred shares, at the issue price of R$40.00 per share. The Company may partially ratify the capital increase, observing the minimum amount of R$496,193, corresponding to 12,404,849 Class B preferred shares;

(iv.1) Class B preferred shares will be converted into Class A preferred shares according to the following schedule:

a. 32% of total Class B preferred shares issued will be converted within five (5) consecutive days, as of the date the capital increase resolved and approved at the Shareholders’ General Meeting held on July 6, 2009 is ratified at the Company’s Extraordinary General Meeting specifically convened for this purpose;

b. 28% of total Class B preferred shares issued will be converted on January 7,2010;

c. 20% of total Class B preferred shares issued will be converted on July 7, 2010; and

d. 20% of total Class B preferred shares issued will be converted on January 7, 2011.

(v) Mandala carries out a public tender offer of shares issued by Globex held by other shareholders rather than the controlling shareholders.

c) Acquisition of 40% of shares representing the capital stock of Barcelona Comércio Varejista e Atacadista S.A. (Assai)

A material fact was published on July 10, 2009, announcing that the Company entered into an agreement to acquire the shares of Rodolfo Junji Nagai and Luiz Fumikazu Kogachi, representing 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), its subsidiary which operates the brand “Assai”, thus, consolidating the interest acquired in the wholesale cash and carry food business published in the material fact dated November 2, 2007.

For the acquisition of the interest mentioned above, the Company will pay to the sellers the amount of R$175 million in three installments: first installment in the amount of R$25 million, 10 days after executing the share purchase and sale agreement; the second installment in the amount of R$25 million on December 15, 2009; and the third and last installment, in the amount of R$125 million on January 15, 2011.

25. Subsequent Events (Continued)

Should few additional conditions agreed upon the parties be materialized, the Company will pay to the sellers on January 15, 2011 an additional amount of R$25 million.

The aforementioned amounts will be adjusted by CDI variation from the execution date of the share purchase and sale agreement until the date of their effective payment.

Once concluded the operation, Barcelona’s shareholders agreement, executed with the sellers of shares acquired by the Company, will no longer be effective.

The conclusion of this operation will be subject to the approval of the Company’s Board of Directors and shareholders, pursuant to the Company’s Bylaws.

d) Dividends

On July 3, 2009, the Board of Directors approved the adoption of a new dividends policy, which alters the frequency of payment of dividends, which now occurs quarterly and no longer on an annual basis. In addition, the payment of dividends for 2009 was advanced, whose calculation was based on the amount of dividends paid in 2008.

The calculation basis of prepaid dividends for 2009 considered the amount of R$61.9 million, the same amount paid in 2008, which will be distributed in four (4) installments of R$15.5 million. In the last prepaid dividends of 2009 (4Q09), i.e., after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay the minimum mandatory dividend to its shareholders calculated in accordance with the Brazilian Corporation law, less the dividends payment advanced during the fiscal year.

Thus, dividends related to the 1Q09 and 2Q09, in the amount of R$30.9 million will be exceptionally prepaid jointly in the 2Q09. The amount to be paid will be R$0.12326 per common share and R$0.13558 per preferred share. The dividends prepayment will occur within 15 days as of the Board of Directors meeting.

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

12.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to the consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

The consolidated figures do not yet include the acquisition of Ponto Frio (Globex), which was approved by the Extraordinary Shareholders Meeting of Grupo Pão de Açúcar on July 6, 2009, when the Group took over the chain’s operations.

Thanks to this acquisition, Grupo Pão de Açúcar is now one of the country’s leading retailers in the electronics/household appliance segment, with operations in 18 states and the Federal District. Since the day on which the takeover was announced, teams comprising staff from both firms have been working together, evaluating opportunities for existing synergies. A new Ponto Frio executive board was also set up to streamline the integration of the two companies, comprising Jorge Herzog (Ponto Frio’s CEO), Orivaldo Padilha (CFO, IRO and IT Officer), Marise Araujo (Chief Commercial Officer) and Antonio Machado Teixeira Filho (Chief Operating Officer).

In addition, on July 10, 2009, Grupo Pão de Açúcar acquired the remaining 40% stake of total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., which operates the Assai format, consolidating the stake it acquired in the self-service wholesale business on November 2, 2007.

The figures below also include the accounting changes introduced by Law 11.638/07, except where otherwise indicated. The first-half information also includes comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross same-store sales move up 13.1% year-on-year in 2Q09
and by 8.9% year-on-year in the first half

Sales Performance

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Sales	5,641.3	4,888.0	15.4%	10,932.7	9,878.8	10.7%
Net Sales	5,006.9	4,239.3	18.1%	9,648.3	8,483.4	13.7%
(1) Totals may not tally as the figures are rounded off

Gross sales totaled R$ 5,641.3 million in 2Q09, 15.4% up on 2Q08, while net sales grew by 18.1% to R$ 5,006.9 million.

In same-store terms, gross sales recorded a nominal increase of 13.1%, giving real growth of 7.6% after deflation by the General IPCA consumer price index (1), while net sales recorded nominal growth of 15.6% . It is worth noting that, even with the positive effect of Easter, which fell in April this year versus March in 2008, same-store sales in May and June continued to move up strongly.

Gross same-store sales of food products climbed by 12.8% year-on-year in the quarter, due to the seasonal effect of Easter, especially in the beverage, groceries and personal care & household cleaning product segments. Non-food sales grew by 14.3%, led by the electronics/household appliance, general merchandise and drugstore categories, which posted higher increases than the non-food average. In addition, electronics/household appliance sales posted double-digit growth, mainly due to household appliances, which benefited from the reduction in IPI (federal VAT).

The Company’s sales performance in the quarter was also the consequence of a series of partnerships with suppliers, executed through a combination of aggressive promotions and an appropriate product mix, underpinned by efficient commercial and supply management.

The Group’s best-performing formats were Pão de Açúcar, Extra, Extra Fácil and Assai, whose sales growth was higher than the Company average. E-commerce (comprising Extra.com.br and Pão de Açúcar Delivery) posted growth of more than 50%. The average ticket also moved up, as did customer traffic, signaling a potential gain in market share, especially by the Extra format.

First-half gross sales totaled R$ 10,932.7 million and net sales stood at R$ 9,648.3 million, respective year-on-year increases of 10.7% and 13.7% .

Same-store gross sales grew by 8.9%, giving real growth of 3.2% after deflation by the IPCA(1), above the annual guidance of 2.5%, while same-store net sales recorded nominal growth of 11.7% .

Also on a same-store basis, gross food sales moved up by 7.9% and gross non-food sales by a hefty 12.0%, thanks to an improved assortment, more appropriate pricing and joint promotional campaigns with suppliers.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

Gross Profit
Growth of 14.6% in the quarter

Gross Profit

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Profit	1,267.5	1,106.1	14.6%	2,443.7	2,218.6	10.1%
Gross Margin - %	25.3%	26.1%	-80 bps(2)	25.3%	26.2%	-90 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Second-quarter gross profit totaled R$ 1,267.5 million, 14.6% up year-on-year, accompanied by a gross margin of 25.3%, down by 80 bps, chiefly due to the change in the way ICMS (state VAT) is collected on certain products as of the second quarter of 2008, especially in the state of São Paulo. This change led to an increase in the cost of goods sold and in net revenue, given that ICMS was no longer booked under sales taxes, but under COGS, in turn reducing the gross margin by around 60 bps over 2Q08.

In addition, the Company has been adopting a strategy of increasing its stake in new businesses such as Assai, gas stations and electronics/household appliances, which has also reduced the gross margin in recent quarters. On the other hand, this strategy has generated cash margin gains, in line with the Group’s established objectives.

In the first half, gross profit stood at R$ 2,443.7 million, 10.1% up year-on-year, with a gross margin of 25.3%, 90 bps down on the 26.2% recorded in 1H08, 60 bps of which due to the changes in the tax system.

Total Operating Expenses
Reduction of 90 bps in the first half

Operating Expenses

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Selling Expenses	822.4	681.3	20.7%	1,534.9	1,375.7	11.6%
Gen. Adm. Expenses	99.9	126.4	-20.9%	251.3	270.8	-7.2%

Total Operating Expenses	922.3	807.7	14.2%	1,786.2	1,646.5	8.5%
% of Net Sales	18.4%	19.1%	-70 bps(2)	18.5%	19.4%	-90 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Total operating expenses (including selling and general and administrative expenses) represented 18.4% of net sales in the second quarter, less than the 19.1% recorded in 2Q08. In absolute terms, they totaled R$ 922.3 million, 14.2% up year-on-year, due to the seasonal effect of Easter, when the Company generated additional expenses, especially with personnel and advertising.

Given that Easter fell in 2Q09, the first-half figures give a more accurate picture of the Group’s performance.

Operating expenses totaled R$ 1,786.2 million in 1H09, 8.5% up on 1H08 but below the period upturn in sales. As a percentage of net sales, they came to 18.5% in 1H09, 90 bps down on the same period last year.

Selling expenses came to R$ 1,534.9 million, 11.6% up year-on-year, while G&A expenses stood at R$ 251.3 million, down by 7.2% .

It is worth remembering that the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million. Excluding this effect, 1H09 operating expenses would have increased by 10.0% in relation to the 1H08 pro-forma result.

EBITDA of R$ 345.1 million in the quarter

EBITDA

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
EBITDA	345.1	298.3	15.7%	657.4	572.1	14.9%
EBITDA Margin - %	6.9%	7.0%	-10 bps(2)	6.8%	6.7%	10 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

The second-quarter EBITDA margin stood at 6.9%, versus 7.0% in 2Q08. With the same level of margin, the Group continued to be highly competitive in terms of pricing, although this impact was offset by increased sales and continuing control over expenses. This result is in line with the Company’s strategy of seeking sustainable growth.

As a result, EBITDA totaled R$ 345.1 million in 2Q09, 15.7% up on the same period last year.

First-half EBITDA came to R$ 657.4 million, 14.9% more than in 1H08 and within the annual guidance of 10%, accompanied by an EBITDA margin of 6.8%, versus 6.7% in the same period last year.

If we exclude 2008 restructuring expenses from the calculation, 1H09 EBITDA would have grown by 10.5% over the 1H08 pro-forma figure.

Net Financial Result
Net financial result recovers by 30.7% in the quarter

Financial Result

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Financ. Revenue	55.0	59.3	-7.2%	121.0	128.1	-5.6%
Financ. Expenses	(116.1)	(147.4)	-21.2%	(253.3)	(280.3)	-9.7%
Net Financial Income	(61.1)	(88.1)	-30.7%	(132.3)	(152.2)	-13.1%

(1)	Totals may not tally as the figures are rounded off

The net financial result was R$ 61.1 million negative in the second quarter, a 30.7% year-on-year improvement, due to the following factors:

(R$ million)(1)	2Q09	2Q08	Chg. (R$)	1H09	1H08	Chg. (R$)
(i) Debt Expenses	(58.8)	(72.4)	13.6	(129.1)	(140.0)	10.9
(i) Receivables Fund	(24.2)	(22.6)	(1.5)	(49.7)	(44.1)	(5.6)
(ii) Cash Returns	27.0	30.2	(3.2)	59.1	50.4	8.7
(iii) Mark to market	7.4	(8.2)	15.5	16.6	(7.4)	24.0
(iv) Restatement of Assets and Liabilities	(21.9)	(29.1)	7.1	(50.5)	(49.4)	(1.1)
(iv) Other Financial Revenues (Expenses)	9.5	14.0	(4.5)	21.4	38.5	(17.1)

Net Financial Result	(61.1)	(88.1)	27.0	(132.3)	(152.2)	19.9
CDI	2.4%	2.7%		5.4%	5.3%

(1)	Totals may not tally as the figures are rounded off

(i) Debt Expenses and Receivables Fund (positive variation of R$ 12.1 million): The period reduction in the average gross debt and the lower CDI rate offset the increase in the average amount assigned to the receivables fund.

(ii) Cash Returns (negative variation of R$ 3.2 million) due to the period reduction in the CDI rate, despite the slight upturn in the cash position.

(iii) Mark to market (positive variation of R$ 15.5 million) of the Company’s financial instruments following the accounting changes introduced by Law 11.638/07.

(iv) Restatement of Assets and Liabilities and Other Revenue/Expenses (positive variation of R$ 2.6 million) due to gains from the decline in the SELIC rate on the restatement of contingencies, partially offset by reduced revenue from interest-bearing installment sales and a reduction in capitalized interest due to lower period CAPEX.

The Group’s capital structure remains solid, with a reduction in net debt and increased cash flow, resulting in a net-debt-to-EBITDA ratio of 0.68x, fortified by the ongoing drive to optimize expenses and investments and maintain control over working capital.

Equity Income
Result reflects the strategies implemented throughout 2008

FIC - Financeira Itaú CBD closed 2Q09 with 5.8 million clients and a receivables portfolio of R$ 1.7 billion and accounted for 13.8% of the Group’s total second-quarter sales. As a result, it generated equity income of R$ 3.4 million, a substantial 147.9% more than in 2Q08. First-half equity income totaled R$ 7.3 million, almost triple the amount in the same period last year.

This performance was due to a series of initiatives implemented throughout 2008, which generated important gains in portfolio profitability. The main such initiatives, which will be continued and therefore help ensure positive results in 2009, include:

(i) increased activation of private label and co-branded cards following the creation of differentials for card holders, including exclusive benefits, an advantage club and special promotions;

(ii) substantial growth in the penetration of extended warranties in the sale of electronics goods (53.5% in 2Q09 over 2Q08);

(iii) greater integration with the retail operation through marketing initiatives and partnerships with the stores, allowing FIC to increase its store market share from 13.0% in 2Q08 to 13.8% in 2Q09.

FIC’s performance in recent quarters was also due to a stringent credit granting policy, keeping default under control, and a differentiated positioning vis-à-vis its peers.

Minority Interest: Sendas Distribuidora
Gross profit of R$ 183.8 million in the quarter

The table below and the comments on Sendas Distribuidora’s operating performance do not include the six stores converted into Assai between the end of 2008 and 2Q09. The results of Assai’s operational stores in Rio de Janeiro will be discussed in the section on Assai Atacadista.

Sendas Distribuidora recorded gross sales of R$ 834.3 million in the second quarter, 4.8% up year-on-year despite the conversion of six Sendas Distribuidora stores to the Assai format. Net sales totaled R$ 720.0 million and gross profit totaled R$ 183.8 million, 4.1% more than in 2Q08.

SENDAS - Financial and Operating Highlights
excluding Assai stores in Rio de Janeiro

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Sales	834.3	796.4	4.8%	1,667.0	1,649.7	1.0%
Net Sales	720.0	693.9	3.8%	1,449.3	1,438.0	0.8%
Gross Profit	183.8	176.7	4.1%	384.6	381.9	0.7%
Gross Margin - %	25.5%	25.5%	0 bps(2)	26.5%	26.6%	-10 bps(2)
Total Operating Expenses	155.8	147.2	5.9%	303.9	299.7	1.4%
% of Net Sales	21.6%	21.2%	40 bps(2)	21.0%	20.8%	20 bps(2)
EBITDA	28.0	29.5	-4.9%	80.7	82.1	-1.8%
EBITDA Margin - %	3.9%	4.2%	-30 bps(2)	5.6%	5.7%	-10 bps(2)
Net Income	(15.3)	(19.9)	-22.9%	(10.3)	(15.6)	-33.9%
Net Margin - %	-2.1%	-2.9%	-80 bps(2)	-0.7%	-1.1%	-40 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Total operating expenses represented 21.6% of net sales, higher than the 21.2% recorded in 2Q08 due to the big increase in IPTU property tax in Rio de Janeiro, which generated additional expenses of around R$ 4.0 million in the second quarter.

EBITDA totaled R$ 28.0 million, with a margin of 3.9% . If we exclude the additional IPTU expenses, EBITDA would have moved up by 8.5% . Sendas Distribuidora recorded a 2Q09 net loss of R$ 15.3 million, giving a positive minority interest of R$ 6.5 million for the Group.

In the first half, gross and net sales came to R$ 1,667.0 million and R$ 1,449.3 million respectively. Gross profit stood at R$ 384.6 million, with a gross margin of 26.5% . Total operating expenses amounted to R$ 303.9 million, representing 21.0% of net sales. It must once again be highlighted that this increase was due to the upturn in the IPTU property tax, which impacted the 1H09 expenses by over R$ 7 million. Without this additional expense, both as a percentage of net revenue and in reais, operating expenses would have been lower than in the previous year. EBITDA reached R$ 80.7 million, with a margin of 5.6% .

Sendas posted a first-half net loss of R$ 10.3 million, 33.9% up year-on-year, generating a positive minority interest of R$ 4.4 million for the Company.

Minority Interest: Assai Atacadista
Gross margin grows by 170 bps year-on-year

Assai - Financial and Operating Highlights
	2Q09 SP and CE (Barcelona)	2Q09 RJ (Xantocarpa)	2Q09 Consolidated	2Q08	Chg. %	1H09 Consolidated	1H08	Chg. %

(R$ million)(1)
Gross Sales	437.0	67.8	504.8	325.6	55.0%	945.7	632.9	49.4%
Net Sales	396.7	58.8	455.5	284.1	60.3%	847.9	548.0	54.7%
Gross Profit	65.6	5.3	70.8	39.1	81.0%	123.9	73.9	67.6%
Gross Margin - %	16.5%	8.9%	15.5%	13.8%	170 bps(2)	14.6%	13.5%	110 bps(2)
Total Operating Expenses	46.4	11.0	57.4	33.1	73.5%	111.6	62.0	80.1%
% of Net Sales	11.7%	18.8%	12.6%	11.6%	100 bps(2)	13.2%	11.3%	190 bps(2)
EBITDA	19.2	(5.8)	13.4	6.1	121.4%	12.2	11.9	2.5%
EBITDA Margin - %	4.8%	-9.8%	2.9%	2.1%	80 bps(2)	1.4%	2.2%	-80 bps(2)
Net Income	11.4	(3.8)	7.6	3.5	120.8%	4.5	6.0	-25.8%
Net Margin - %	2.9%	-6.5%	1.7%	1.2%	50 bps(2)	0.5%	1.1%	-60 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Assai’s consolidated gross sales, including the stores in São Paulo, Ceará and Rio de Janeiro, totaled R$ 504.8 million in the second quarter, 55.0% up year-on-year, while net sales stood at R$ 455.5 million. Gross profit came to R$ 70.8 million, up by 81.0%, accompanied by a gross margin of 15.5%, a 170 bps improvement over 2Q08.

Total operating expenses came to R$ 57.4 million, representing 12.6% of net sales, 120 bps more than in 1Q09. Period EBITDA stood at R$ 13.4 million, with a margin of 2.9% .

These results were still strongly impacted by the opening of new stores and the conversion of existing ones to the Assai format, especially in Rio de Janeiro, which, despite recording a strong increase in sales, have not yet reached maturity. However, the EBITDA margin showed signs of improvement, widening by 320 bps over the previous quarter.

Assai posted second-quarter net income of R$ 7.6 million, 120.8% up year-on-year, generating a negative minority interest R$ 3.0 million.

In the first half, gross and net sales came to R$ 945.7 million and R$ 847.9 million, respectively. Gross profit stood at R$ 123.9 million, up by 67.6%, while the gross margin widened by 110 bps. Total operating expenses amounted to R$ 111.6 million, representing 13.2% of net revenue, and EBITDA reached R$ 12.2 million, with a margin of 1.4% . Excluding the stores converted to the Assai format in Rio de Janeiro, the EBITDA margin would have come to 3.1% . Net income totaled R$ 4.5 million, generating a negative minority interest of R$ 1.6 million for the Company.

Net Income

Net Income

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Net Income	131.7	51.7	154.9%	226.6	84.9	166.9%
Net Margin - %	2.6%	1.2%	140 bps(2)	2.3%	1.0%	130 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Net income grows by 154.9%

The Company posted a 2Q09 net income of R$ 131.7 million, 154.9% more than in 2Q08. First-half net income stood at R$ 226.6 million, representing 2.3% of net sales, a 130 bps year-on-year improvement.

First-half net income was impacted by 1Q08 restructuring expenses totaling R$ 17.2 million. It is also worth noting that despite the application of Law 11.638/07, 1H08 net income still included goodwill amortization, as shown in the table below:

Adjusted Net Income

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Net Income	131.7	51.7	154.9%	226.6	84.9	166.9%
Restructuring Costs(2)	-	-	-	-	17.2	-
goodwill amortization(2)	-	25.0	-	-	49.1	-

Adjusted Net Income	131.7	76.7	71.8%	226.6	151.2	49.9%

(1)	Totals may not tally as the figures are rounded off
(2)	Net of Income Tax

Considering the impact of the above effects, adjusted net income in 2Q08 and 1H08, on comparable bases, totaled R$ 76.7 million and R$ 151.2 million respectively. Consequently, 2Q09 and 1H09 net income recorded growth of 71.8% and 49.9% over adjusted net income in 2Q08 and 1H08 respectively.

Investments
The Group invested R$ 113.8 million in 2Q09

Second-quarter investments totaled R$ 113.8 million, versus R$ 105.2 million in 2Q08. Throughout the quarter, the Company opened three Extra Fácil stores and one drugstore; and converted one CompreBem store in São Paulo, two Sendas stores in Rio de Janeiro and one Extra hypermarket in Rio de Janeiro to the Assai format, as well as one CompreBem store in São Paulo to the Extra Perto format.

The main highlights of the quarter were:

  R$ 35.1 million in the opening and construction of new stores;

  R$ 20.7 million in store renovation;

  R$ 58.0 million in infrastructure (technology and logistics) and others.

First-half investments totaled R$ 193.2 million, versus R$ 229.0 million in 1H08.

Dividends

On August 3, the Board of Directors approved a new dividend policy which alters the periodicity of dividend payments from one per year to one per quarter. The precise value and date of the quarterly prepayments will be defined by the Company on an annual basis. For 2009, the Board decided that the quarterly prepayments will be based on the total amount of dividends paid to the Company’s shareholders in 2008.

Consequently, and exceptionally, on August 24, 2009 (20 days after the Board Meeting approving the amount and date of the prepayment), the Company will prepay dividends totaling R$ 30.9 million, equivalent to two quarterly payments, at R$ 0.12326 per common share and R$ 0.13558 per preferred class A share. All shareholders registered as such on August 11, 2009, will be entitled to receive payment. Shares will be traded ex-rights as of August 12 until the payment date.

The final installment (referring to 4Q09) will comprise the difference between the amount prepaid throughout the year and the minimum mandatory dividends based on the Company’s performance in 2009. This payment will occur after the Annual Shareholders’ Meeting which approves the Company’s accounts and the proposal for the allocation of annual net income.

13.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01 NOVASOC COMERCIAL LTDA	03.139.761/0001 -17	PRIVATE SUBSIDIARY	10.00	-0.08

COMMERCIAL, INDUSTRY AND OTHER		1		1

02 SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	27.89

COMMERCIAL, INDUSTRY AND OTHER		1,444,656		1,444,656

03 SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	-0.70

COMMERCIAL, INDUSTRY AND OTHER		607,084		607,084

04 PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.03

COMMERCIAL, INDUSTRY AND OTHER		100		100

05 MIRAVALLES EMP E PARTICIPAÇÕES S.A	06.887.852/0001 -29	PRIVATE SUBSIDIARY	50.00	4.85

COMMERCIAL, INDUSTRY AND OTHER		128		128

06 BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	60.00	2.47

COMMERCIAL, INDUSTRY AND OTHER		9,006		9,006

07 CBD HOLLAND B.V.	. . / -	INVESTEE OF SUBSIDIARY/ASSOCIATED COMPANY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		1		1

08 CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.01

COMMERCIAL, INDUSTRY AND OTHER		2		2

9 SAPER PARTICIPAÇÕES LTDA	43.183.052/0001 -53	PRIVATE SUBSIDIARY	24.00	0.01

COMMERCIAL, INDUSTRY AND OTHER		9		9

10 XANTOCARPA PARTICIPAÇÕES LTDA	10.246.989/0001-71	PRIVATE SUBSIDIARY	99.99	-0.15

COMMERCIAL, INDUSTRY AND OTHER		0		1

11 VEDRA EMPREENDIMENTOS E PARTICIP. S.A	07.170.941/0001-12	PRIVATE SUBSIDIARY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		9		9

12 VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA	07.145.976/0001-00	PRIVATE SUBSIDIARY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		1		0

13 BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA	06.950.710/0001-69	PRIVATE SUBSIDIARY	100.00	0.00

COMMERCIAL, INDUSTRY AND OTHER		1		0

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PÚBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,096.64
14- ISSUED AMOUNT (Thousands of Reais)	545,219
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2009

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10.096.64
14- ISSUED AMOUNT (Thousands of Reais)	241,966
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2009

1- ITEM	04
2 – ISSUE ORDER NUMBER	7
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	6/15/2009
9 - DUE DATE	6/5/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	119% DI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,000,000.00
14- ISSUED AMOUNT (Thousands of Reais)	200,000
15- NUMBER OF DEBENTURES ISSUED (UNIT)	200
16 - OUTSTANDING DEBENTURES (UNIT)	200
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

16.01 – COMMENTS ON THE COMPANY’S PROJECTIONS

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Companhia Brasileira de Distribuição

Legal/Corporate

QUARTERLY INFORMATION – ITR (6.30.2009)

Ownership structure:

SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO					Shareholding on 06/30/2009 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	-	-	65,400,000	27.53
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	1,357,294	-	29,976,472	12.62
ONYX 2006 PARTICIPAÇÕES LTDA.	-	-	20,527,380	14.89	20,527,380	8.64
CASINO GUICHARD PERRACHON *	5,600,052	5.62	-	-	5,600,052	2.36
TARPON INVESTIMENTOS S.A. **	-	-	13,083,121	9.49	13,083,121	5.51
TREASURY SHARES	-	-	369,600	0.27	369,600	0.16
OTHER	60,621	0.06	102,509,221	74.36	102,569,842	43.18
TOTAL	99,679,851	100.00	137,846,616	99.02	237,526,467	100.00

(*) Foreign Company
(**) Quotaholder shareholder Investment Fund/shareholding on 10/17/2008

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
2 - WILKES PARTICIPAÇÕES S.A					Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	24.41
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	42,717,059	100.00	63,092,059	75.59
TOTAL	40,750,000	100.00	42,717,059	100.00	83,467,059	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
3 - SUDACO PARTICIPAÇÕES S.A			Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
4 - ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	100.00	515,580,242	100.00
ABILIO DOS SANTOS DINIZ	10,312	0.00	10,312	0.00
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
5 - CASINO GUICHARD PERRACHON			Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Interest in Total CapitalStock		Distribution on Voting Rights
	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00

(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
6 - PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	94,153,748	37.48	1	20.00	94,153,749	37.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	15.63	1	20.00	39,260,448	15.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
TOTAL	251,195,536	100.00	5	100.00	251,195,541	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
7 - PUMPIDO PARTICIPAÇÕES LTDA			Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
8 - RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	0.00
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding on 06/30/2009 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00

(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 06/30/2009
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	36,451,306	26.44	136,070,637	57.29

Management
Board of Directors	-	-	4,371	0.00	4,371	0.00
Board of Executive Officers	-	-	104,232	0.08	104,232	0.04

Fiscal Council	-	-	-	-	-	-

Treasury Shares	-	-	369,600	0.27	369,600	0.16

Other Shareholders	60,520	0.06	100,917,107	73.21	100,977,627	42.51

Total	99,679,851	100.00	137,846,616	100.00	237,526,467	100.00

Outstanding Shares	60,520	0.06	100,917,107	73.21	100,977,627	42.51

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 06/30/2008
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,327	99.94	35,788,682	26.41	135,408,009	57.57

Management
Board of Directors	4	0.00	4,367	0.00	4,371	0.00
Board of Executive Officers	-	-	165,892	0.12	165,892	0.07

Fiscal Council	-	-	-	-	-	-

Treasury Shares	-	-	-	-	-	-

Other Shareholders	60,520	0.06	99,563,460	73.47	99,623,980	42.36

Total	99,679,851	100.00	135,522,401	100.00	235,202,252	100.00

Outstanding Shares	60,520	0.06	99,563,460	73.47	99,623,980	42.36

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição
São Paulo - SP

1. We have performed a review of the accompanying accounting information contained in Quarterly Financial Information (“ITR”) individual and consolidated of Companhia Brasileira de Distribuição and subsidiaries for the quarter ended June 30, 2009, including the balance sheets, statements of income, shareholders’ equity, cash flows and added value, notes to the quarterly financial information and management’s comments, prepared under responsibility of management of the Company.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s and Company’s subsidiaries accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s and Company’s subsidiaries operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the accounting information contained in Quarterly Financial Information referred in paragraph 1 for it to comply with accounting practices adopted in Brazil and Brazilian Securities Exchange Commission (“CVM”) instructions, applicable to the preparation of Quarterly Financial Information.

4. As mentioned in note 2, due to changes in the accounting practices adopted in Brazil during 2008, the statement of income, cash flow and added value, for the quarter ended June 30th, 2008, presented for comparison purpose, were adjusted and restated in accordance with NPC 12 – Accounting Practices, Changes in Estimation and Correction of Errors, approved by CVM deliberation 506/06.

São Paulo, July 30, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Contador CRC -1SP170652/O-1

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADOS LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORAS S.A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: MIRAVALLES EMP E PARTICIPAÇÕES S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: XANTOCARPA PARTICIPAÇÕES LTDA

Subsidiary/Associated Company: VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Subsidiary/Associated Company: VANCOUVER EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Subsidiary/Associated Company: BELLAMAR EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	04- STATEMENT OF CASH FLOWS	9
05	01	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 4/1/2009 TO 6/30/2009	11
05	02	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM1/1/2009 TO 6/30/2009	12
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01- CONSOLIDATED STATEMENT OF CASH FLOWS	18
11	01	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 4/1/2009 TO 6/30/2009	20
11	02	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 6/30/2009	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE DURING THE QUARTER	82
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	83
13	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	93
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	95
16	01	COMMENTS ON THE COMPANY’S PROJECTIONS	98
20	01	OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY	99
21	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED OPINION	102
		NOVASOC COMERCIAL LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	104
		SE SUPERMERCADOS LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	105
		SENDAS DISTRIBUIDORA S.A.
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	106
		PA PUBLICIDADE LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	107

GROUP	TABLE	DESCRIPTION	PAGE
		MIRAVALLES EMP E PARTICIPAÇÕES S.A
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	108
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	109
		CBD HOLLAND B.V.
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	110
		CBD PANAMA TRADING CORP
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	111
		SAPER PARTICIPAÇÕES LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	112
		XANTOCARPA PARTICIPAÇÕES LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	113
		VEDRA EMPREENDIMENTOS E PARTICIP. S.A
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	114
		VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	115
		BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 5, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.